Exhibit 99.3

ALGONQUIN POWER & UTILITIES CORP.

and

CST TRUST COMPANY

TRUST INDENTURE

UP TO $1,150,000,000 PRINCIPAL AMOUNT

5.00% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

March 1, 2016

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS AND INCORPORATION BY REFERENCE		1

1.1	Definitions	1
1.2	Rules of Construction	9

ARTICLE 2 THE SECURITIES		10

2.1	Form and Dating	10
2.2	Global Debentures Generally	11
2.3	Book Entry Provisions	13
2.4	Execution and Authentication	13
2.5	No Notice of Trusts	14
2.6	Ownership of Debentures	14
2.7	Rank	14
2.8	Registrar, Paying Agent and Conversion Agent	15
2.9	The Register	15
2.10	Transfer Facilities	16
2.11	Payment at Maturity	16
2.12	Paying Agent to Hold Money in Trust	16
2.13	Transfer and Exchange	16
2.14	Replacement Debentures	17
2.15	Outstanding Debentures	18
2.16	Concurrence in any Notice, Direction, Waiver or Consent	18
2.17	Temporary Debentures	19
2.18	Cancellation	19
2.19	Legend; Additional Transfer and Exchange Requirements	19
2.20	Restricted Debentures Legend	19
2.21	Restricted Legend on Common Share Certificates	20
2.22	CUSIP and/or ISIN Numbers	20

ARTICLE 3 INTEREST		20

3.1	Computation of Interest	20
3.2	Interest Act (Canada)	20
3.3	Concerning Interest	21
3.4	Interest Payable	21
3.5	Deposit of Interest	21
3.6	Payment of Interest	21
3.7	Make-Whole Payment	22
3.8	Deposit of Make-Whole Payment	22

ARTICLE 4 REDEMPTION AND PURCHASE		23

4.1	Redemption	23
4.2	Redemption Notice	23
4.3	Effect of a Redemption Notice	24
4.4	Deposit of Redemption Price	24
4.5	Mandatory Redemption	25
4.6	Effect of Mandatory Redemption Event Notice	26

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4.7	Deposit of Redemption Price	26
4.8	Notice to TSX	26
4.9	Repayment to the Company	27
4.10	Right to Pay Principal Amount of the Debentures in Common Shares	27
4.11	Debentures Purchased in Part	28
4.12	Compliance with Securities Laws Upon Purchase of Debentures	29
4.13	Purchase of Debentures in Open Market	29

ARTICLE 5 CONVERSION		29

5.1	Conversion Right and Conversion Rate	29
5.2	Conversion Procedure	30
5.3	Fractional Common Shares	31
5.4	Company to Provide Common Shares	31
5.5	Adjustment of Conversion Rate	31
5.6	No Adjustment	36
5.7	Notice of Adjustment	37
5.8	Notice of Certain Transactions	37
5.9	Effect of Reclassification, Consolidation, Amalgamation, Merger or Sale on Conversion Privilege	37
5.10	Trustee’s Disclaimer	39

ARTICLE 6 SUBORDINATION OF SECURITIES		39

6.1	Applicability of Article	39
6.2	Order of Payment	40
6.3	Waiver by Trustee	41
6.4	Obligation to Pay Not Impaired	41
6.5	No Payment if Senior Indebtedness in Default	42
6.6	Payment on Debentures Permitted	42
6.7	Confirmation of Subordination	43
6.8	Knowledge of Trustee	43
6.9	Trustee May Hold Senior Indebtedness	43
6.10	Rights of Holders of Senior Indebtedness Not Impaired	43
6.11	Altering the Senior Indebtedness	43
6.12	Right of Holder to Convert Not Impaired	44
6.13	Invalidated Payments	44
6.14	Contesting Security	44

ARTICLE 7 COVENANTS		44

7.1	Payment of Debentures	44
7.2	Reporting Requirements	45
7.3	Compliance Certificates	45
7.4	Further Instruments and Acts	46
7.5	Maintenance of Corporate Existence	46
7.6	Maintenance of Office or Agency	46
7.7	Withholding Matters	46

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ARTICLE 8 CONSOLIDATION; MERGER; CONVEYANCE; TRANSFER OR LEASE		47

8.1	Company may Consolidate, etc., Only on Certain Terms	47
8.2	Successor Substituted	48

ARTICLE 9 DEFAULT AND REMEDIES		48

9.1	Events of Default	48
9.2	Acceleration	50
9.3	Other Remedies	50
9.4	Waiver of Defaults and Events of Default	50
9.5	Control by Majority	51
9.6	Limitations on Suits	51
9.7	Rights of Holders to Receive Payment and to Convert	51
9.8	Collection Suit by Trustee	52
9.9	Trustee may File Proofs of Claim	52
9.10	Priorities	52

ARTICLE 10 TRUSTEE		53

10.1	Indenture Legislation	53
10.2	Corporate Trustee Required Eligibility	53
10.3	Obligations of Trustee	53
10.4	Rights of Trustee	54
10.5	Individual Rights of Trustee	56
10.6	Trustee’s Disclaimer	56
10.7	Notice of Default or Events of Default	56
10.8	Compensation	56
10.9	Indemnification	57
10.10	Reliance on Minutes	58
10.11	No Entitlement to Indemnity	58
10.12	Force Majeure	58
10.13	Replacement of Trustee	58
10.14	Successor Trustee by Merger, etc.	60
10.15	Third Party Interests	60
10.16	Trustee Not Bound to Act	60
10.17	Documents Forwarded to the Company	60
10.18	No Conflict of Interest	60

ARTICLE 11 SATISFACTION AND DISCHARGE OF INDENTURE		61

11.1	Non-Presentation of Debentures	61
11.2	Repayment to Company	61
11.3	Discharge of Indenture	61

ARTICLE 12 AMENDMENTS, SUPPLEMENTS AND WAIVERS		62

12.1	Without Consent of Holders	62
12.2	With Consent of Holders	63
12.3	Revocation and Effect of Consents	63
12.4	Notation on or Exchange of Debentures	63

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12.5	Trustee to Sign Amendments, etc.	63
12.6	Effect of Supplemental Indentures	64

ARTICLE 13 MEETINGS OF HOLDERS		64

13.1	Convening of Meetings	64
13.2	Notice of Meeting	64
13.3	Quorum	64
13.4	Chairman	65
13.5	Attendance	65
13.6	Power to Adjourn	65
13.7	Voting	65
13.8	Chairman’s Declarations	65
13.9	Polls	66
13.10	Objections and Errors	66
13.11	Adjournments	66
13.12	Time and Place of Polls	66
13.13	Entitlement to Vote	66
13.14	Form of Proxy	67
13.15	Identity of Proxyholder	67
13.16	Lodging of Proxies	67
13.17	Binding Effect of Resolutions	67
13.18	Resolutions in Writing	68
13.19	Minutes	68
13.20	Record Date	68
13.21	Other Procedural Matters	68
13.22	Rules by Trustee, Paying Agent, Registrar and Conversion Agent	68

ARTICLE 14 MISCELLANEOUS		69

14.1	Notices	69
14.2	Certificate and Opinion as to Conditions Precedent	70
14.3	Day not a Business Day	71
14.4	Governing Law	71
14.5	No Adverse Interpretation of Other Agreements	71
14.6	No Security Interest Created	71
14.7	Benefits of Indenture	71
14.8	Successors	71
14.9	Table of Contents, Headings, etc.	72
14.10	Severability	72
14.11	Assignment and Enurement	72
14.12	Articles of the Company and General Rights	72
14.13	Waiver	72
14.14	Privacy	72
14.15	Counterparts and Formal Date	73

EXHIBIT “A” FORM OF DEBENTURE		A-1

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THIS TRUST INDENTURE is made as of March 1, 2016,

B E T W E E N :

ALGONQUIN POWER & UTILITIES CORP.,

a corporation formed under the laws of Canada,
with an office in the City of Oakville, in the Province
of Ontario,

(hereinafter referred to as the “Company”),

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CST TRUST COMPANY,

a trust company incorporated under the laws of
Canada and duly authorized to carry on the trust
business in each province of Canada,

(hereinafter referred to as “Trustee”).

WHEREAS the Company is desirous of creating and issuing its Debentures (as defined below) in accordance with this trust indenture (the “Indenture”);

AND WHEREAS the Company, under the laws relating thereto, is authorized to create and issue Debentures in accordance with this Indenture;

AND WHEREAS all things necessary have been done and performed to make the Debentures, when certified by the Trustee and issued in accordance with this Indenture, legal, valid and binding obligations of the Company with the benefits and subject to the terms of this Indenture;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Company and not by the Trustee;

NOW THEREFORE THIS INDENTURE WITNESSES that it is hereby agreed and declared as follows:

ARTICLE 1
DEFINITIONS AND INCORPORATION BY REFERENCE

1.1	Definitions

Unless defined elsewhere, the following terms shall have the meaning assigned to it herein:

“Acquisition” means the acquisition by AcquisitionCo of Empire through the merger of Merger Sub and Empire pursuant to the terms of the Acquisition Agreement.

“AcquisitionCo” means Liberty Utilities (Central) Co, a corporation incorporated under the laws of the State of Delaware and which is a wholly-owned indirect subsidiary of the Company.

“Acquisition Agreement” means the agreement and plan of merger dated February 9, 2016, among the AcquisitionCo, Merger Sub and Empire, pursuant to which the AcquisitionCo will consummate the Acquisition, as the same may be amended after the date hereof.

“Act” means the Canada Business Corporations Act, as now enacted or as the same may from time to time be amended or re-enacted.

“Affiliate” when used to indicate a relationship with a person or company, has the same meaning as set forth in the Act.

“Agent” means any Registrar, Paying Agent or Conversion Agent.

“Agent Members” has the meaning ascribed thereto in Section 2.2(a).

“Algonquin Order” has the meaning ascribed thereto in Section 2.4(e).

“Applicable Procedures” means the rules and procedures of the Depository as in effect from time to time.

“Applicable Securities Legislation” means applicable securities laws (including rules, regulations, policies and instruments enacted thereunder) in force in each of the Provinces of Canada from time to time.

“Approval Conditions” means all regulatory and governmental approvals required to be received by AcquisitionCo to finalize the Acquisition and all other conditions precedent to closing the Acquisition which must be satisfied or waived by AcquisitionCo and/or Empire as the case may be, other than those which by their nature cannot be satisfied until the closing of the Acquisition, in each case as set out in the Acquisition Agreement.

“Articles” means the articles of arrangement of the Company dated October 27, 2009, as amended.

“Bankruptcy Law” has the meaning ascribed thereto in Section 9.1(c).

“Beneficial Owner” has the same meaning as set forth in National Instrument 54-101.

“Board of Directors” means either the board of directors of the Company or any committee of the Board of Directors authorized to act for it with respect to this Indenture.

“Book Based System” means the book-based securities transfer system administered by CDS in accordance with Applicable Procedures.

“Business Day” means any day other than a Saturday or a Sunday or a statutory holiday on which chartered banks are not open for business in Toronto, Ontario.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, but excluding any debt securities convertible into such equity.

“cash” means such coin or currency of Canada as at any time of payment is legal tender for the payment of public and private debts.

“CDS” has the meaning ascribed thereto in Section 2.1(e).

“Certificated Debentures” means a Debenture that is in substantially the form attached as Exhibit A but that does not include the information or the schedule called for by footnote 2 thereof and includes any Restricted Debentures issued under this Indenture.

“Closing” means the closing of the Offering.

“Common Shares” means one or more common shares in the capital of the Company and “Common Share” means a common share in the capital of the Company.

“Company” has the meaning ascribed thereto in the recitals to this Indenture until a successor replaces it pursuant to the applicable provisions of this Indenture, and thereafter “Company” shall mean such successor.

“Consolidated Net Worth” means the Shareholders’ Equity of the Company and its Subsidiaries determined on a consolidated basis in accordance with applicable GAAP.

“Conversion Agent” has the meaning ascribed thereto in Section 2.8(a).

“Conversion Date” has the meaning ascribed thereto in Section 5.2(a).

“Conversion Price” means $10.60 per Common Share, as adjusted from time to time pursuant to the provisions of this Indenture.

“Conversion Rate” means the rate at which Common Shares shall be delivered upon conversion, being a ratio of 94.3396 Common Shares for each $1,000 principal amount of Debentures, as adjusted from time to time pursuant to the provisions of this Indenture.

“Corporate Trust Office” means the office of the Trustee at which at any particular time the trust created by this Indenture shall be administered, which office at the date of the execution of this Indenture is located at CST Trust Company, 2001 Robert-Bourassa Blvd., 16th Floor, Montreal, Quebec, H3A 2A6, Attention: Director, Corporate Trust Services or at any other time at such other address as the Trustee may designate from time to time by notice to the Holders and the Company.

“Custodian” means CST Trust Company, the custodian and security agent pursuant to the Instalment Receipt Agreement.

“Debenture Liabilities” has the meaning ascribed thereto in Section 6.1(a).

“Debentures” means the up to $1,150,000,000 aggregate principal amount of 5.00% convertible unsecured subordinated debentures due on the Maturity Date that may be issued and certified by the Trustee from time to time under this Indenture and includes all Certificated Debentures, Global Debentures and Restricted Global Debentures issued and outstanding from time to time.

“Deemed Interest Period” has the meaning ascribed thereto in Section 3.2.

“Default” means, when used with respect to the Debentures, any event that is or, after notice or passage of time, or both, would be, an Event of Default.

“Depository” has the meaning ascribed thereto in Section 2.1(e).

“Distributed Securities” has the meaning ascribed thereto in Section 5.5(a)(iv).

“DRIP” means the dividend reinvestment plan of the Company in force from time to time.

“Empire” means The Empire District Electric Company, a corporation incorporated under the laws of the State of Kansas.

“Event of Default” has the meaning ascribed thereto in Section 9.1(a).

“Expiration Date” has the meaning ascribed thereto in Section 5.5(a)(v).

“Expiration Time” has the meaning ascribed thereto in Section 5.5(a)(v).

“Fee Letter” means the fee letter dated as of the date hereof between the Company, the Selling Debentureholder and the Trustee, as the same may be amended from time to time.

“Final Instalment” means, in respect of each Instalment Receipt, the instalment of the purchase price for the Debentures in the amount of $667 per $1,000 principal amount of Debentures that is due and payable to the Selling Debentureholder by the holders of Instalment Receipts after the Closing and on or before the Final Instalment Time;

“Final Instalment Date” means the date set forth in the Final Instalment Notice on or before which the Final Instalment must be paid to the Selling Debentureholder, which date shall be not less than 15 days nor more than 90 days following the date of the Final Instalment Notice.

“Final Instalment Notice” means notice given by or on behalf of the Selling Debentureholder to holders of Instalment Receipts of the Final Instalment Date given pursuant to the Instalment Receipt Agreement.

“Final Instalment Time” means 3:30 p.m. (Toronto time) on the Final Instalment Date, being the time by which the Final Instalment is due and payable.

“GAAP” means, at any time, in the case of the Company any of (a) generally accepted accounting principles in Canada in effect from time to time, including International Financial Reporting Standards approved by the Canadian Institute of Chartered Accountants or any successor body, (b) generally accepted accounting principles in the United States of America in effect from time to time, approved by the Financial Accounting Standards Board or any successor body, or (c) International Financial Reporting Standards in effect from time to time, approved by the International Accounting Standards Board or any successor body, as consistently applied by the Company in the consolidated financial statements of the Company in respect of the applicable period.

“Global Debenture” means a Debenture in global form that is in substantially the form attached as Exhibit A and that includes the information and schedule called for in footnote 2 and, if applicable, footnote 1 thereof and which is deposited with the Depository or its nominee and registered in the name of the Depository or its nominee.

“Holder” or “Holder of a Debenture” means the person in whose name a Debenture is registered on the Registrar’s books.

“Indenture” means this Indenture as amended or supplemented from time to time pursuant to the terms of this Indenture.

“Indemnified Parties” has the meaning ascribed thereto in Section 10.9(a).

“Indenture Legislation” means the provisions, if any, of any statute of Canada or a province thereof, and the respective regulations thereunder, relating to trust indentures and/or to the rights, duties and obligations of trustees under trust indentures and of companies issuing debt obligations under trust indentures, to the extent that such provisions are at the time in force and applicable to this Indenture.

“Instalment Receipt” means each of the instalment receipts representing the Debentures from time to time created and issued under the Instalment Receipt Agreement.

“Instalment Receipt Agreement” means the instalment receipt and pledge agreement dated March 1, 2016, entered or to be entered into between the Company, the Selling Debentureholder, the Trustee (as Custodian thereunder) and the Underwriters (as defined therein) providing for the sale of Debentures, on an instalment basis, by the Selling Debentureholder.

“Interest Obligation” means the obligation of the Company to pay interest on the Debentures, as and when the same becomes due.

“Interest Payment Date” means the fifteenth (15th) day of March, June, September and December of each year commencing on June 15, 2016, until the Final Instalment Date, which shall be the final Interest Payment Date.

“Liens” means, with respect to any property or assets, any security interest, mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge, assignment, adverse claim, defect of title in, on or of such property or assets, the interest of a vendor or a lessor under any conditional sales contract, hire-purchase agreement, chattel mortgage, title retention agreement or capital lease (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such property or assets and any other arrangement having the effect of providing security.

“Losses” has the meaning ascribed thereto in Section 10.9(a).

“Make-Whole Payment” means an amount of premium equal to the aggregate amount of interest at the rate of 5.00% per annum, and otherwise calculated in accordance with Article 3, that would be payable from and including the day following the Final Instalment Date to and including the first anniversary of the date of this Indenture had the Debentures remained outstanding and continued to accrue interest until such date.

“Mandatory Redemption Date” has the meaning ascribed thereto in Section 4.5(a).

“Mandatory Redemption Event” means the occurrence of any of the following prior to the Final Instalment Date: (i) notification to Holders that the Approval Conditions will not be satisfied; (ii) the Acquisition Agreement is terminated in accordance with its terms; or (iii) September 11, 2017 if the Final Instalment Notice has not been given on or before September 8, 2017.

“Mandatory Redemption Event Notice” has the meaning ascribed thereto in Section 4.5(b).

“Market Price” means, in respect of any Trading Day, the arithmetic average of the daily volume weighted average price of the Common Shares on the TSX for the 20 consecutive Trading Days ending on the fifth Trading Day preceding the Trading Day first referenced herein, adjusted to account for the occurrence, during the period commencing on the first such Trading Day during such 20 Trading Day period and ending on the Trading Day first referenced herein, of any events that would result in an adjustment of the Conversion Rate with respect to the Common Shares, provided that if the Common Shares are not listed on the TSX, reference shall be made for the purpose of the calculation described herein to the principal securities exchange or market on which the Common Shares are listed or quoted or if no such prices are available “Market Price” shall be the fair value of a Common Share as reasonably determined by the Board of Directors (which determination shall be evidenced by an Officer’s Certificate delivered to the Trustee).

“Material Subsidiary” means each Subsidiary of the Company the assets of which determined on a consolidated basis are equal to or in excess of 5% of the Company’s assets determined on a consolidated basis.

“Maturity Date” means March 31, 2026.

“Merger Sub” means Liberty Sub Corp., a corporation incorporated under the laws of the State of Kansas, which is a wholly-owned direct subsidiary of AcquisitionCo.

“National Instrument 54-101” means National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer.

“Notice of Default” has the meaning ascribed thereto in Section 9.1(d).

“Offering” means the secondary offering by the Selling Debentureholder to the public of Debentures represented by Instalment Receipts in each of the provinces of Canada pursuant to the Prospectus.

“Officer” means the Chair of the Board of Directors or the Chief Executive Officer, the Vice Chairman, the Chief Financial Officer, any Vice President or the Corporate Secretary of the Company.

“Officers’ Certificate” means a certificate signed on behalf of the Company by two Officers; provided, however, that for purposes of Sections 5.9 and 7.3, “Officers’ Certificate” means a certificate signed by (i) the President and Chief Executive Officer or the Chief Financial Officer of the Company and (ii) one other Officer.

“Opinion of Counsel” means a written opinion with respect to legal matters from legal counsel reasonably acceptable to the Trustee, and such counsel may be an employee of or counsel to the Company or the Trustee and such counsel shall be entitled to rely upon Officers’ Certificates and opinions of experts.

“Original Issue Date” means the date hereof.

“Over-Allotment Closing Date” means the date on which Debentures are issued hereunder in connection with the exercise of the Over-Allotment Option.

“Over-Allotment Option” means the option of the underwriters in the Offering to purchase up to an additional $150,000,000 aggregate principal amount of Debentures on the terms and conditions of the Offering on or before the 30th day following the closing date of the Offering.

“Paying Agent” has the meaning ascribed thereto in Section 2.8(a).

“Person” or “person” means any individual, partnership, limited partnership, association, body corporate, trust, trustee, executor, administrator, legal representative, government, regulatory authority, or other entity or any syndicate or group that would be deemed to be a “person” under the Securities Act (Ontario).

“Prospectus” means the final short form prospectus of the Company dated February 22, 2016 relating to the Offering.

“Purchased Common Shares” has the meaning ascribed thereto in Section 5.5(a)(v).

“Receiver” has the meaning ascribed thereto in Section 9.1(c).

“record date” has the meaning ascribed thereto in Section 5.5(e).

“Redemption Date”, when used with respect to any Debentures to be redeemed (other than a redemption in accordance with Section 4.5), means the date fixed by the Company for such redemption in the Redemption Notice.

“Redemption Notice” has the meaning ascribed thereto in Section 4.2(a).

“Redemption Price”, when used with respect to any Debentures to be redeemed pursuant to Sections 4.1 or 4.5 means 100% of the principal amount thereof, plus accrued and unpaid interest, if applicable, to but excluding the Redemption Date or Mandatory Redemption Date, as applicable.

“Registrar” has the meaning ascribed thereto in Section 2.8(a).

“Regular Record Date” means, with respect to each Interest Payment Date other than the Final Instalment Date, March 10, June 10, September 10 or December 10 (or on the next Business Day thereafter, if such date is not a Business Day), immediately preceding such Interest Payment Date or, in the case of the Interest Payment Date occurring on the Final Instalment Date, the Final Instalment Date.

“Representative Underwriters” means CIBC World Markets Inc. and Scotia Capital Inc.

“Restricted Debenture” means a Debenture required to bear the Restrictive Legend set forth in Section 2.20.

“Restrictive Legend” has the meaning ascribed thereto in Section 2.20.

“Selling Debentureholder” means Liberty Utilities (Canada) Corp., a direct wholly owned Subsidiary of the Company and the initial purchaser of the Debentures issued under this Indenture.

“Senior Creditor” means any person or persons to whom the Company is indebted or otherwise obligated under or with respect to Senior Indebtedness, and includes any agent or other representative or representatives or trustee or trustees of any such person or persons.

“Senior Indebtedness” means any present or future senior unsubordinated indebtedness or obligation of the Company, whether or not contingent, for (a) moneys borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers acceptances, debt instruments and any liability represented by bonds, debentures, notes or similar instruments), (b) reimbursement obligations with respect to letters of credit, (c) payment and guarantee obligations under or with respect to swap contracts, (d) capital leases, (e) cash management obligations, (f) the deferred purchase price of assets or services, and (g) any trade debts in effect at any time and from time to time.

“Senior Security” means any security interests, encumbrances, mortgages, charges, hypothecs, pledges and Liens securing Senior Indebtedness.

“Share Maturity Right” has the meaning ascribed thereto in Section 4.10(a).

“Shareholders’ Equity” means (a) in respect of a corporation, the aggregate amount of shareholders’ equity (including common share capital, preferred share capital if issued directly by the corporation, contributed surplus and retained earnings) as shown on the most recent quarterly or annual balance sheet of such corporation calculated in accordance with applicable GAAP, and (b) in respect of any entity other than a corporation (including a partnership), the aggregate amount of equity (including partnership equity) as shown on the most recent quarterly or annual balance sheet of such entity calculated in accordance with applicable GAAP.

“Spinoff Securities” has the meaning ascribed thereto in Section 5.5(a)(iv).

“Spinoff Valuation Period” has the meaning ascribed thereto in Section 5.5(a)(iv).

“Subsidiary” means:

(a)	any company of which securities, having by the terms thereof ordinary voting power to elect a majority of the board of directors of such company (irrespective of whether at the time shares of any other class or classes of such company might have voting power by reason of the happening of any contingency, unless the contingency has occurred and then only for as long as it continues), are at the time directly, indirectly or beneficially owned or controlled by the Company or one or more of its Subsidiaries, or the Company and one or more of its Subsidiaries;

(b)	any partnership of which the Company, or one or more of its Subsidiaries, or the Company and one or more of its Subsidiaries: (i) directly, indirectly or beneficially owns or controls more than 50% of the income, capital, beneficial or ownership interest (however designated) thereof; and (ii) is a general partner, in the case of a limited partnership, or is a partner that has the authority to bind the partnership in all other cases; or

(c)	any other person of which at least a majority of the income, capital, beneficial or ownership interest (however designated) is at the time directly, indirectly or beneficially owned or controlled by the Company, or one or more of its Subsidiaries or the Company and one or more of its Subsidiaries.

“Tax Act” means the Income Tax Act (Canada) and the regulations enacted thereunder.

“Trading Day” means a day during which the principal securities market on which the applicable securities are traded is open for trading and at least one board lot of the securities is traded on such market. A “Trading Day” only includes those days that have a scheduled closing time of 4:00 p.m. (Toronto time) or the then standard closing time for regular trading on such market.

“Transfer” means any sale, pledge, transfer, hypothecation or other disposition of any Debentures.

“Trustee” means the party named as such in the first paragraph of this Indenture until a successor replaces it in accordance with the provisions of this Indenture, and thereafter means the successor.

“TSX” means the Toronto Stock Exchange.

“Underwriters” means, collectively, the Representative Underwriters, BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Dominion Securities Inc., TD Securities Inc., Desjardins Securities Inc., Raymond James Ltd., J.P. Morgan Securities Canada Inc., Wells Fargo Securities Canada, Ltd., Industrial Alliance Securities Inc., Canaccord Genuity Corp. and Cormark Securities Inc.

“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

“Vice President” when used with respect to the Company, means any vice president, whether or not designated by a number or a word or words added before or after the title “vice president.”

“Withholding Taxes” has the meaning ascribed thereto in Section 7.7.

“Written Direction” means an instrument in writing signed by any one officer of the Company.

1.2	Rules of Construction

Unless the context otherwise requires:

(a)	an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP, as applicable to the Company at the relevant time;

(b)	words in the singular include the plural, and words in the plural include the singular;

(c)	all references to “dollars” and “$” are to lawful money of Canada;

(d)	provisions apply to successive events and transactions;

(e)	the term “merger” includes a statutory share exchange and the term “merged” has a correlative meaning;

(f)	the masculine gender includes the feminine and the neuter;

(g)	references to agreements and other instruments include subsequent amendments thereto; and

(h)	all “Article”, “Exhibit” and “Section” references are to Articles, Exhibits and Sections, respectively, of or to this Indenture unless otherwise specified herein, and the terms “herein,” “hereof” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

ARTICLE 2
THE SECURITIES

2.1	Form and Dating

(a)           The Debentures and the Trustee’s certificate of authentication shall be substantially in the respective forms set forth in Exhibit A, which Exhibit is incorporated in and made part of this Indenture. The Debentures may have notations, legends or endorsements required by law, stock exchange, automated quotation system or depository rule or regulation or usage. The Company shall provide any such notations, legends or endorsements to the Trustee in writing. Each Certificated Debenture or Global Debenture, as the case may be, shall be dated the date of its authentication.

(b)           Each Certificated Debenture or Global Debenture, as the case may be, shall represent such of the outstanding Debentures as shall be specified therein and each shall provide that it shall represent the aggregate amount of outstanding Debentures from time to time endorsed thereon and that the aggregate amount of outstanding Debentures represented thereby may from time to time be reduced or increased, as appropriate, to reflect replacements, exchanges, purchases, redemptions or conversions of such Debentures. Any adjustment of the aggregate principal amount of a Debenture to reflect the amount of any increase or decrease in the amount of outstanding Debentures represented thereby shall be made by the Trustee in accordance with instructions given by the Holder thereof in accordance with this Indenture and shall be made on the records of the Registrar and the Depository, subject to (i) compliance with Applicable Procedures, if applicable, and (ii) the Trustee receiving all documentation required by the terms of this Indenture and any other documents reasonably requested by the Trustee.

(c)           Prior to the completion of the Offering, the Debentures shall be issued initially in the form of one or more registered and definitive Restricted Debentures, which shall be delivered to the Selling Debentureholder, as the initial Holder, or as otherwise directed thereby, and registered in the name of the Selling Debentureholder (or any successor thereto or as otherwise directed thereby), duly executed by the Company and authenticated by the Trustee as hereinafter provided. In the event that the Company determines to change a registered and definitive Certificated Debenture into a Global Debenture, such change shall be made pursuant to Applicable Procedures.

(d)           Debentures purchased in the Offering shall be transferred by the Selling Debentureholder in accordance with Section 2.13 to one or more Representative Underwriters, on behalf of the Underwriters, or as otherwise directed in writing by such Representative Underwriters, and issued in the form of one or more Certificated Debentures, which shall on completion of the Offering and prior to the Final Instalment Time be deposited with, and registered in the name of, the Custodian, duly executed by the Company and authenticated by the Trustee as hereinafter provided in accordance with the terms and conditions of the Instalment Receipt Agreement.

(e)           Following the Final Instalment Date, Certificated Debentures may be deposited by the Custodian with the Trustee and one or more Global Debentures in full or partial substitution therefor shall be issued and deposited by the Trustee with CDS Clearing and Depository Services Inc. (“CDS”, and such depository, or any successor thereto, being hereinafter referred to as the “Depository”) and registered in the name of its nominee, CDS & Co. (or any successor thereto), for entry into the Book Based System for the accounts of participants in the Depository in compliance with the Applicable Procedures. The aggregate principal amount of the Global Debentures may from time to time thereafter be increased or decreased by notations made on such Global Debentures by the Trustee, subject in each case to compliance with the Applicable Procedures.

2.2	Global Debentures Generally

(a)           Members of, or participants in, the Depository (“Agent Members”) shall have no rights under this Indenture with respect to any Global Debenture held on their behalf by the Depository or under the Global Debenture, and the Depository (including, for this purpose, its nominee) may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner and Holder of any Global Debenture for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall (i) prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depository or (ii) impair, as between the Depository and its Agent Members, the operation of customary practices governing the exercise of the rights of a Holder of a Debenture.

(b)           Each Global Debenture authenticated under this Indenture shall be registered in the name of the Depository or a nominee thereof and delivered to such Depository or a nominee thereof or custodian therefor, and each such Global Debenture shall constitute a single Debenture for purposes of this Indenture.

(c)           Notwithstanding any other provisions of this Indenture or the Debentures, a Global Debenture shall not be exchanged in whole or in part for a Certificated Debenture, and no Transfer of a Global Debenture in whole or in part shall be registered in the name of any Person other than the Depository or a nominee or any successor thereof; provided that a Global Debenture may be exchanged for Debentures registered in the names of any person designated by the Depository in the event that: (i) the Depository has notified the Company that it is unwilling or unable to continue as Depository for such Global Debentures; (ii) such Depository has ceased to be a clearing agency or otherwise ceases to be eligible to be a depository, and a successor Depository is not appointed by the Company within 90 days after receiving such notice or becoming aware that the Depository has ceased to be a clearing agency or otherwise ceases to be eligible to be a depository; (iii) the Company has determined, in its sole discretion, to terminate the book based registration system in respect of such Global Debenture and has communicated such determination to the Trustee in writing; or (iv) an Event of Default has occurred and is continuing with respect to the Debentures, provided that Agent Members acting on behalf of Beneficial Owners holding more than 25% of the aggregate principal amount of the Debentures then outstanding advise the Depository in writing that the continuation of a book based registration system through the Depository is no longer in their best interest and provided further that the Trustee has not waived such Event of Default in accordance with the terms of this Indenture. Any Global Debenture exchanged pursuant to subclause (i), (ii) or (iii) of this Section 2.2(c) shall be so exchanged in whole and not in part, and any Global Debenture exchanged pursuant to subclause (iv) of this Section 2.2(c) may be exchanged in whole or from time to time in part as directed by the Depository. Any Debenture issued in exchange for a Global Debenture or any portion thereof shall be a Global Debenture; provided however that any such Debenture so issued that is registered in the name of a Person other than the Depository or a nominee or any successor thereof shall not be a Global Debenture.

(d)           Debentures issued in exchange for a Global Debenture or any portion thereof shall be issued in definitive, fully registered form, without interest coupons, shall have an aggregate principal amount equal to that of such Global Debenture or portion thereof to be so exchanged, shall be registered in such names and be in such authorized denominations as the Depository shall designate and shall bear the applicable legends provided for herein. Any Global Debenture to be exchanged in whole shall be surrendered by the Depository to the Trustee, as Registrar. With regard to any Global Debenture to be exchanged in part, the principal amount thereof shall be reduced by an amount equal to the portion thereof to be so exchanged, by means of a notation made on the Global Debenture as authenticated by the Trustee and an appropriate adjustment made on the records of the Depository and the Trustee.

(e)           Subject to Section 2.2(g), the registered Holder may grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action which a Holder is entitled to take under this Indenture or the Debentures.

(f)           In the event of the occurrence of any of the events specified in Section 2.2(c), the Company will promptly make available to the Trustee a reasonable supply of Certificated Debentures in definitive, fully registered form, without interest coupons.

(g)           Neither Agent Members nor any other Persons on whose behalf Agent Members may act shall have any rights under this Indenture with respect to any Global Debentures registered in the name of the Depository or any nominee thereof, or under any such Global Debentures, and the Depository or such nominee, as the case may be, may be treated by the Company, the Trustee and any Agent as the absolute owner and holder of such Global Debentures for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any Agent from giving effect to any written certification, proxy or other authorization furnished by the Depository or such nominee, as the case may be, or impair, as between the Depository, its Agent Members and any other Person on whose behalf an Agent Member may act, the operation of customary practices of such Persons governing the exercise of the rights of a Holder of a Debenture.

(h)           At such time as all interests in a Global Debenture have been redeemed, converted, cancelled or exchanged for Certificated Debentures, such Global Debenture shall, upon receipt thereof, be cancelled by the Trustee in accordance with Applicable Procedures and instructions existing between the Depository and the Trustee, subject to Section 2.18 of this Indenture. At any time prior to such cancellation, if any interest in a Global Debenture is redeemed, converted, cancelled or exchanged for Certificated Debentures, the principal amount of such Global Debenture shall, in accordance with the Applicable Procedures and instructions existing between the Depository and the Trustee, be appropriately reduced by means of a notation made on the Global Debenture as authenticated by the Trustee and an appropriate adjustment made on the records of the Depository and the Trustee.

2.3	Book Entry Provisions

(a)           Any Global Debenture that shall be registered in the name of the Depository or its nominee shall be executed by the Company and authenticated and delivered by the Trustee to the Depository or pursuant to the Depository’s instructions and shall bear legends substantially to the following effect:

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO ALGONQUIN POWER & UTILITIES CORP. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.”

2.4	Execution and Authentication

(a)           The aggregate principal amount of Debentures which may be authenticated and delivered under this Indenture is limited to $1,150,000,000 with $1,000,000,000 to be authenticated and delivered on the Original Issue Date and, if the Over-Allotment Option is exercised, up to an additional $150,000,000 to be authenticated and delivered on the Over-Allotment Closing Date and dated as of and effective on the Original Issue Date, except as otherwise provided in Sections 2.13 and 2.14.

(b)           Any two Officers shall sign the Debentures for the Company by manual or facsimile signature. Typographic and other minor errors or defects in any such facsimile signature shall not affect the validity or enforceability of any Debenture that has been authenticated and delivered by the Trustee.

(c)           If an Officer whose signature is on a Debenture no longer holds that office at the time the Trustee authenticates the Debenture, the Debenture shall be valid nevertheless.

(d)           A Debenture shall not be valid until an authorized signatory of the Trustee by manual signature signs the certificate of authentication on the Debenture. The signature shall be conclusive evidence that the Debenture has been authenticated under this Indenture.

(e)           The Trustee shall authenticate and make available for delivery Debentures for original issue in the aggregate principal amount of up to $1,000,000,000, on the Original Issue Date and up to $150,000,000 on the Over-Allotment Closing Date, as applicable, upon receipt of: (i) a written order or orders of the Company signed by an Officer of the Company, which shall include a statement to the effect that the conditions set forth in this Section 2.4 relating to the issue, certification and delivery of such Debentures have been complied with (an “Algonquin Order”); and (ii) an Opinion of Counsel in favour of the Trustee to the effect that all legal requirements provided herein or by law in connection with the issue of such Debentures have been complied with. The Algonquin Order shall specify the principal amount of Debentures to be authenticated, shall provide that all such Debentures will, on an aggregate basis, initially be represented by one or more registered and definitive Restricted Debentures in accordance with Section 2.1(c), and shall further specify the principal amount of Debentures to be initially represented by the registered and definitive Restricted Debentures and the date on which the issue of Debentures is to be authenticated. Restricted Debentures representing Debentures sold in the Offering will be replaced by unrestricted Certificated Debentures on completion of the Offering in accordance with Sections 2.1(d) and 2.13.

(f)           The Debentures shall be issuable only in registered form without interest coupons and only in denominations of $1,000 principal amount and any integral multiple thereof.

2.5	No Notice of Trusts

Neither the Company nor the Trustee shall be bound to take notice of or see to the execution of any trust (other than that created by this Indenture) whether express, implied or constructive, in respect of any Debentures, and may transfer the same on the direction of the person registered as the holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

2.6	Ownership of Debentures

(a)           Unless otherwise required by law, the person in whose name any Certificated Debenture is registered shall for all the purposes of this Indenture be and be deemed to be the owner thereof and payment of or on account of the principal of, interest, and premium, if any, on such Debentures shall be made to such registered Holder.

(b)           Where Debentures are registered in more than one name, the principal, interest and premium, if any, from time to time payable in respect thereof may be paid to the order of all such Holders, failing written instructions from them to the contrary, and the receipt of any one of such Holders therefor shall be a valid discharge, to the Trustee and to the Company.

(c)           In the case of the death of one or more joint holders of any Debentures the principal, interest and premium, if any, from time to time payable thereon may be paid to the order of the survivor or survivors of such registered holders and the receipt of any such survivor or survivors therefor shall be a valid discharge to the Trustee and to the Company.

(d)           The Trustee may assume for the purposes of this Indenture that any address of the Holder appearing in the register maintained by the Trustee is the Holder’s actual address.

2.7	Rank

The indebtedness, liabilities and obligations of the Company under this Indenture, under the Debentures, and under all other Debentures now or hereafter certified and delivered under the Indenture, are or will be, as the case may be, direct unsecured obligations of the Company subordinated in right of payment to the prior payment of any Senior Indebtedness of the Company, but will rank equally with one another and with all other unsecured and subordinated indebtedness except as prescribed by law. The Company may (a) incur additional indebtedness without limitation including indebtedness that ranks pari passu or senior to the indebtedness, liabilities and obligations of the Company under the Debentures and this Indenture, and (b)

mortgage, pledge, charge, hypothecate, grant a security interest in or otherwise encumber any or all of the Company’s properties to secure any additional indebtedness.

2.8	Registrar, Paying Agent and Conversion Agent

(a)           The Company shall maintain one or more offices or agencies where Debentures may be presented for registration of transfer or for exchange (each, a “Registrar”), one or more offices or agencies where Debentures may be presented for payment (each, a “Paying Agent”), one or more offices or agencies where Debentures may be presented for conversion (each, a “Conversion Agent”) and one or more offices or agencies where notices and demands to or upon the Company in respect of the Debentures and this Indenture may be served. The Company will at all times maintain a Paying Agent, Conversion Agent, Registrar and offices or agencies where notices and demands to or upon the Company in respect of the Debentures and this Indenture may be served in the City of Toronto. Until such change is made, the Registrar, Paying Agent and Conversion Agent will be the Trustee.

(b)           The Company shall enter into an appropriate agency agreement with any Agent not a party to this Indenture (unless the Company or an Affiliate of the Company is acting as Paying Agent as permitted hereunder), provided that the Agent may be an Affiliate of the Trustee. The agreement shall implement the provisions of this Indenture that relate to such Agent. The Company shall notify the Trustee in writing of the name and address of any Agent not a party to this Indenture. If the Company fails to maintain a Registrar, Paying Agent, Conversion Agent, or agent for service of notices and demands in any place required by this Indenture or fails to give the foregoing notice, the Trustee shall act as such. The Company or any Affiliate of the Company may act as Paying Agent (except for the purposes of Section 7.1 and Article 11).

(c)           The Company hereby initially designates the Trustee as Paying Agent, Registrar and Conversion Agent at the Trustee’s Corporate Trust Office and the Trustee’s offices in the City of Toronto.

2.9	The Register

(a)           The Registrar shall maintain at its principal office in the City of Toronto a securities register in which shall be recorded the names and addresses of the Holders and the details of the Debentures held by them respectively and such other information as is required by law.

(b)           The Registrar shall retain until the sixth anniversary of the termination of this Indenture all instruments of transfer of Debentures which are lodged for registration, including the details shown thereon of the persons by or through whom they were lodged, all cancelled Debentures and all other related documents.

(c)           The Registrar shall ensure that the securities register and any other books or records caused to be maintained by it are made available, and that copies thereof are supplied, to the Company as and when reasonably requested so to do for any purpose whatsoever, including, without limitation, for the purpose of the payment by the Company to Holders pursuant to Article 3, Article 4 or Article 5, subject to the Company having given at least two Business Day’s written notice and reimbursing the reasonable expenses incurred by the Registrar in connection therewith.

2.10	Transfer Facilities

The Registrar shall cause facilities to be maintained for the surrender and delivery of Debentures and for registration of transfers or for exchange of Debentures in accordance with the provisions of this Indenture at its principal offices in the cities of Toronto and Montreal and at any other place or places that may be mutually agreed upon by the Company and the Trustee. Execution and transfer or exchange of Debentures shall occur and be provided for at the principal office of the Registrar in each of such cities.

2.11	Payment at Maturity

Subject to the Share Maturity Right in Section 4.10, prior to 11:00 a.m., Toronto time, three Business Days preceding the Maturity Date, the Company shall deposit with the Paying Agent a sum in immediately available funds sufficient to pay the principal amount of the Debentures so becoming due. Any such amount shall be held in trust for the benefit of Holders by the Paying Agent pursuant to Section 2.12. The Paying Agent shall as promptly as practicable return to the Company any funds not required for that purpose or, if such funds are then held by the Company in trust and are not required for such purpose, they shall be discharged from the trust.

2.12	Paying Agent to Hold Money in Trust

(a)           Subject to Section 11.1, any amount deposited with the Paying Agent pursuant to this Indenture shall be held in trust for the benefit of Holders or the Trustee including amounts for the payment of principal, interest, any Make-Whole Payment or Redemption Price under this Indenture, and the Paying Agent shall notify the Trustee in writing of any failure by the Company (or any other obligor on the Debentures) to make any such payment when required.

(b)           If the Company or an Affiliate of the Company at any time acts as Paying Agent, it shall, before 11:00 a.m., Toronto time, on each due date of principal, interest, any Make-Whole Payment or Redemption Price under this Indenture, segregate such money and hold it as a separate trust fund. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee, and the Trustee may at any time during the continuance of any Default, upon written request to a Paying Agent, require such Paying Agent to pay forthwith to the Trustee all sums so held in trust by such Paying Agent. Upon doing so, the Paying Agent (other than the Company) shall have no further liability for the money.

2.13	Transfer and Exchange

(a)           Subject to compliance with any applicable additional requirements contained in Section 2.19, when a Debenture is presented to a Registrar with a request to register a transfer thereof or to exchange such Debenture for an equal principal amount of Debentures of other authorized denominations, the Registrar shall register the transfer or make the exchange as requested; provided, however, that every Debenture presented or surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by an assignment form and, if applicable, a transfer certificate each in the form included in Exhibit A, and completed in a manner satisfactory to the Registrar and duly executed by the Holder thereof or its attorney duly authorized in writing. To permit registration of transfers and exchanges, upon surrender of any Debentures for registration of transfer or exchange at an office or agency maintained pursuant to Section 2.8, the Company shall execute and the Trustee shall authenticate Debentures of a like aggregate principal amount at the Registrar’s request. Any exchange or transfer shall be without charge, except that the Company or the Registrar may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto; provided that this sentence shall not apply to any exchange pursuant to Sections 2.17, 2.19, 2.20, 4.11 or 12.4.

(b)           Neither the Company, any Registrar nor the Trustee shall be required to exchange or register a transfer of any Debentures or portions thereof selected or called for redemption pursuant to Sections 4.1 or 4.5 (except, in the case of the purchase of a Debenture in part pursuant to Section 4.1, the portion thereof not to be purchased).

(c)           All Debentures issued upon any transfer or exchange of Debentures shall be valid obligations of the Company, evidencing the same debt and entitled to the same benefits under this Indenture, as the Debentures surrendered upon such transfer or exchange.

(d)           Any Registrar appointed pursuant to Section 2.8 shall provide to the Trustee such information as the Trustee may reasonably require in connection with the delivery by such Registrar of Debentures upon transfer or exchange of Debentures.

(e)           The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Debenture (including any transfers between or among Agent Members or other Beneficial Owners of interests in any Global Debenture) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

2.14	Replacement Debentures

(a)           If any mutilated Debenture is surrendered to the Company, a Registrar or the Trustee, and the Company, a Registrar and the Trustee receive evidence to their satisfaction of the ownership, destruction, loss or theft of any Debenture, and there is delivered to the Company and the Trustee a surety bond and indemnity as will be reasonably required by each of them to save each of them harmless and any other supporting documentation as may be required by the Registrar or Trustee, then, in the absence of notice to the Company, such Registrar or the Trustee that such Debenture has been acquired by a bona fide purchaser, the Company shall execute, and upon its written request the Trustee shall authenticate and deliver, in exchange for any such mutilated Debenture or in lieu of any such destroyed, lost or stolen Debenture, a new Debenture of like tenor and principal amount, bearing a number not contemporaneously outstanding.

(b)           If any such mutilated, destroyed, lost or stolen Debenture has become or is about to become due and payable, or is about to be purchased or redeemed by the Company pursuant to Article 4, or converted pursuant to Article 5, the Company in its discretion may, instead of issuing a new Debenture, pay, redeem, purchase or convert such Debenture, as the case may be.

(c)           Upon the issuance of any new Debentures under this Section 2.14, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other reasonable expenses (including the reasonable fees and expenses of the Trustee or the Registrar) in connection therewith.

(d)           Every new Debenture issued pursuant to this Section 2.14 in lieu of any mutilated, destroyed, lost or stolen Debenture shall constitute an original contractual obligation of the Company, whether or not the mutilated, destroyed, lost or stolen Debenture shall be at any time enforceable by anyone, and shall be entitled to all benefits of this Indenture equally and proportionately with any and all other Debentures duly issued hereunder.

(e)           The provisions of this Section 2.14 are (to the extent lawful) exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Debentures.

2.15	Outstanding Debentures

(a)           Debentures outstanding at any time are all Debentures authenticated by the Trustee, except for those cancelled by it, those redeemed or purchased pursuant to Article 4, those converted pursuant to Article 5, those delivered to the Trustee for cancellation or surrendered for transfer or exchange and those described in this Section 2.15 as not outstanding.

(b)           If a Debenture is replaced pursuant to Section 2.14, it ceases to be outstanding.

(c)           If a Paying Agent (other than the Company or an Affiliate of the Company) holds in respect of the outstanding Debentures on a Redemption Date, a Mandatory Redemption Date or the Maturity Date money sufficient to pay the principal of (including premium, if any) and accrued interest on Debentures (or portions thereof, as the case may be) payable on that date, then on and after such Redemption Date, Mandatory Redemption Date or Maturity Date, as the case may be, such Debentures (or portions thereof, as the case may be) shall cease to be outstanding and cash interest on them, if any, shall cease to accrue; provided that if such Debentures are to be redeemed, notice of such redemption shall have been duly given pursuant to this Indenture or provision thereof satisfactory to the Trustee shall have been made.

(d)           Any Debentures issued pursuant to this Indenture shall be cancelled by the Trustee upon their purchase by the Company, redemption or conversion.

2.16	Concurrence in any Notice, Direction, Waiver or Consent

In determining whether the Holders of the required principal amount of Debentures have concurred in any notice, direction, waiver or consent, Debentures owned by the Company or any other obligor on the Debentures or by any Affiliate of the Company (other than Debentures owned by or behalf of the Selling Debentureholder) or of such other obligor shall be disregarded, except that, for purposes of determining whether the Trustee shall be protected in relying on any such notice, direction, waiver or consent, only Debentures which the Trustee, relying conclusively on an Officers’ Certificate, actually knows are so owned shall be so disregarded. Debentures so owned which have been pledged in good faith shall not be disregarded if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to the Debentures and that the pledgee is not the Company or any other obligor on the Debentures or any Affiliate of the Company (other than Debentures owned by or behalf of the Selling Debentureholder) or of such other obligor.

2.17	Temporary Debentures

Until definitive Debentures are ready for delivery, the Company may prepare and execute, and, upon receipt of an Algonquin Order, the Trustee shall authenticate and deliver, temporary Debentures. Temporary Debentures shall be substantially in the form of definitive Debentures but may have variations that the Company with the consent of the Trustee considers appropriate for temporary Debentures. Without unreasonable delay, the Company shall prepare and the Trustee shall authenticate and deliver definitive Debentures in exchange for temporary Debentures.

2.18	Cancellation

The Company at any time may deliver Debentures to the Trustee for cancellation and all matured Debentures shall forthwith after payment thereof be cancelled. The Registrar, the Paying Agent and the Conversion Agent shall forward to the Trustee or its agent any Debentures surrendered to them for transfer, exchange, redemption, purchase, payment or conversion. The Trustee and no one else shall cancel, in accordance with its standard procedures, all Debentures surrendered for transfer, exchange, redemption, purchase, payment, conversion or cancellation and shall dispose of the cancelled Debentures in accordance with its customary procedures or, upon request, deliver the cancelled Debentures to the Company. All Debentures which are redeemed, purchased or otherwise acquired by the Company or any of its Subsidiaries prior to the Maturity Date pursuant to Article 4 shall be delivered to the Trustee for cancellation, and the Company may not hold or resell such Debentures or issue any new Debentures to replace any such Debentures or any Debentures that any Holder has converted pursuant to Article 5.

2.19	Legend; Additional Transfer and Exchange Requirements

(a)           A Global Debenture may not be Transferred, in whole or in part, to any Person other than the Depository or a nominee or any successor thereof, and no such Transfer to any such other Person may be registered; provided that the foregoing shall not prohibit any Transfer of a Debenture that is issued in exchange for a Global Debenture but is not itself a Global Debenture. No Transfer of a Debenture to any Person shall be effective under this Indenture or the Debentures unless and until such Debenture has been registered in the name of such Person. Notwithstanding any other provisions of this Indenture or the Debentures, Transfers of a Global Debenture, in whole or in part, shall be made only in accordance with this Section 2.19 and, for greater certainty, Section 2.2(c).

(b)           Upon the Transfer, exchange or replacement of Debentures not bearing a Restrictive Legend, the Registrar shall deliver Debentures that do not bear a Restrictive Legend.

2.20	Restricted Debentures Legend

(a)           Subject to Section 2.19(a), every Restricted Debenture and each certificate representing a Common Share issued on conversion of a Restricted Debenture shall be subject to the restrictions on Transfer provided in the following legend (the “Restrictive Legend”) until such date as the Restrictive Legend is no longer required by applicable law:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [insert date that is four months and a day after the distribution date].

(b)           Upon the Transfer, exchange or replacement of a Debenture bearing the Restrictive Legend, the Registrar shall deliver only a Debenture that bears the Restrictive Legend, unless (i) such Debenture has been sold pursuant to an effective prospectus under Applicable Securities Legislation or (ii) four months and a day have elapsed since the distribution date, in each case upon receipt by the Registrar of evidence in form and substance satisfactory to it to such effect.

2.21	Restricted Legend on Common Share Certificates

(a)           Until no longer required by Applicable Securities Legislation, any share certificate representing Common Shares issued upon conversion of any Debenture that bears a Restrictive Legend shall bear a restrictive legend in substantially the following form, unless (a) such Common Shares have been sold pursuant to an effective prospectus under Applicable Securities Legislation or (b) four months and a day have elapsed since the distribution date of the Debentures for which the Common Shares have been converted, in each case upon receipt by the Registrar of evidence in form and substance satisfactory to it to such effect:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [insert date that is four months and a day after the distribution date].

2.22	CUSIP and/or ISIN Numbers

The Company in issuing the Debentures may use one or more “CUSIP” and/or “ISIN” numbers (if then generally in use), and, if so, the Trustee shall use CUSIP and/or ISIN numbers in notices of redemption or purchase as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Debentures or as contained in any notice of a redemption or purchase and that reliance may be placed only on the other identification numbers printed on the Debentures, and any such redemption or purchase shall not be affected by any defect in or omission of such numbers. The Company will promptly notify the Trustee of any change in the CUSIP and/ or ISIN numbers.

ARTICLE 3
INTEREST

3.1	Computation of Interest

Subject to Section 3.4(a), interest on the Debentures shall be computed by the Company quarterly, provided that interest for any period shorter than a full quarterly period shall be computed on the basis of a 365-day year.

3.2	Interest Act (Canada)

For purposes only of disclosure under the Interest Act (Canada), any rate of interest which is calculated with reference to a period (the “Deemed Interest Period”) that is less than the actual number of days in the calendar year of calculation is, for the purposes of the Interest Act (Canada), equivalent to an annual rate based on a calendar year calculated by multiplying such rate by the actual number of days in the calendar year in which the Deemed Interest Period ends and dividing by the number of days in the Deemed Interest Period.

3.3	Concerning Interest

Every Debenture issued hereunder, whether issued originally or in exchange for a previously issued Debenture, shall bear interest from and including the later of (a) its Original Issue Date (or from such other date as may be expressed in such Debenture) and (b) the last Interest Payment Date to which full interest shall have been paid or made available for payment on the outstanding Debentures. Whenever in this Indenture there is mention, in any context, of the payment of interest, such mention shall be deemed to include the payment of interest on amounts in default.

3.4	Interest Payable

(a)           Subject to Section 3.7, the Debentures shall bear interest to and including the Final Instalment Date at the rate of 5.00% per annum payable quarterly in arrears in equal instalments on each Interest Payment Date, such interest to be payable after as well as before the Final Instalment Date and after as well as before default and judgment, with interest on amounts in default payable at the same rate, provided that the initial interest payment for the period from and including the Original Issue Date to but excluding June 15, 2016 shall be equal to $14.5205 per $1,000 principal amount of Debentures. On the day following the Final Instalment Date, the interest rate payable on the Debentures shall be 0% and interest will cease to accrue on the Debentures.

(b)           Interest for each period in respect of which interest is payable under this Indenture shall be payable from and including the prior Interest Payment Date to but excluding the next following Interest Payment Date or in the case of a Redemption Date or Mandatory Redemption Date, as applicable, to but excluding such date, provided that if the next following Interest Payment Date is the Final Instalment Date interest will be payable to and including the Final Instalment Date.

3.5	Deposit of Interest

Prior to 11:00 a.m., Toronto time, three Business Days preceding each Interest Payment Date under this Indenture, the Company shall deposit with the Paying Agent (or if the Company acts as Paying Agent, shall segregate and hold in trust) a sum in immediately available funds sufficient to pay such interest so becoming due on the applicable Interest Payment Date. Any such amount shall be held in trust for the benefit of Holders by the Paying Agent pursuant to Section 2.12. The Paying Agent shall as promptly as practicable return to the Company any funds not required for that purpose or, if such funds are then held by the Company in trust and are not required for such purpose, they shall be discharged from the trust.

3.6	Payment of Interest

Subject to Section 3.5 and Section 14.3, the following provisions shall apply to Debentures, except as otherwise permitted by this Indenture:

(a)           As interest becomes due on each Debenture, the Company, either directly or through the Trustee or any agent of the Trustee, shall send or forward by prepaid ordinary mail, electronic transfer of funds or such other means as may be agreed to by the Trustee, payment of such interest (less any Withholding Taxes required or permitted to be withheld therefrom) to the order of the Holder of such Debenture appearing on the securities register maintained by the Registrar on the applicable Regular Record Date (subject to Section 5.2(b)) and addressed to the Holder at the Holder’s last address appearing on the securities register, unless such Holder otherwise directs (in any manner so directed). If payment is made by cheque, such cheque shall be forwarded at least three days prior to each date on which interest becomes due and if payment is made by other means (such as electronic transfer of funds), such payment shall be made in a manner whereby the Holder receives credit for such payment on the date such interest on such Debentures becomes due. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any Withholding Tax withheld as aforesaid, satisfy and discharge all liability for interest on such Debentures, unless in the case of payment by cheque, such cheque is not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the person to whom it is so sent as aforesaid, the Company or the Trustee will issue to such person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Company is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, the Company may make payment of such interest or make such interest available for payment (less any Withholding Taxes required or permitted to be withheld therefrom) in any other manner acceptable to the Trustee with the same effect as though payment had been made in the manner provided above.

(b)           Notwithstanding Section 3.6(a), if a Debenture is a Global Debenture, then all payments of interest on the Global Debenture shall be made by electronic funds transfer to the Depository or its nominee for subsequent payment (less applicable Withholding Taxes, if any) to Beneficial Owners of interests in the applicable Global Debenture, unless the Company and the Depository otherwise agree. None of the Company, the Trustee or any agent of the Trustee for any Debenture issued as a Global Debenture will be liable or responsible to any person for any aspect of the records related to or payments made on account of beneficial interests in any Global Debenture or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

3.7	Make-Whole Payment

If the Final Instalment Date occurs prior to the first anniversary of the date of this Indenture, the Company shall pay on the Business Day following the Final Instalment Date, the Make-Whole Payment to Holders of record on the Final Instalment Date who have paid the Final Instalment on or before the Final Instalment Date. For greater certainty, no Make-Whole Payment will be payable if the Final Instalment Date occurs on or after the first anniversary of the date of this Indenture.

3.8	Deposit of Make-Whole Payment

Prior to 11:00 a.m., Toronto time, on the Final Instalment Date the Company shall deposit with the Trustee (or, if the Company acts as Paying Agent, shall segregate and hold in trust) a sum in immediately available funds sufficient to pay the Make-Whole Payment due and payable on the Business Day following the Final Instalment Date, if applicable. Any such amount shall be held in trust for the benefit of Holders by the Paying Agent pursuant to Section 2.12. The Paying Agent shall as promptly as practicable return to the Company any funds not required for that purpose or, if such funds are then held by the Company in trust and are not required for such purpose, they shall be discharged from the trust.

ARTICLE 4
REDEMPTION AND PURCHASE

4.1	Redemption

(a)           The Debentures are not redeemable by the Company except (i) as described under Section 4.5, and (ii) after the Final Instalment Date and before the Maturity Date, subject to receipt of any required regulatory approval, the Company shall have the right at its option to redeem the Debentures issued hereunder, either in whole or in part, at the Redemption Price in accordance with the terms and conditions of this Indenture, the Debentures or a supplemental indenture authorizing or providing for the issue thereof.

(b)           If less than all the Debentures for the time being outstanding are at any time to be redeemed pursuant to Section 4.1(a), the Debentures to be so redeemed shall be selected by the Trustee on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Debentures registered in the name of each Holder or in such other manner as the Trustee deems equitable, subject to the receipt of any required regulatory approval. Unless otherwise specifically provided in the terms of any series of Debentures, no Debentures shall be redeemed in part unless the principal amount redeemed is $1,000 or a multiple thereof. In the event that one or more of such Debentures becomes subject to redemption in part only, upon surrender of any such Debentures for payment of the Redemption Price, the Company shall execute and the Trustee shall authenticate and deliver without charge to the Holder thereof or upon the Holder’s order one or more new Debentures for the unredeemed part of the principal amount of the Debentures so surrendered or, with respect to a Global Debenture, the principal amount thereof shall be reduced by an amount equal to the portion thereof to be so exchanged, by means of a notation made on the Global Debenture as authenticated by the Trustee and an appropriate adjustment made on the records of the Depository and Trustee.

4.2	Redemption Notice

(a)           Except in the event of a mandatory redemption pursuant to Section 4.5, at least 15 days but not more than 30 days before a Redemption Date, the Company shall mail or cause to be mailed a notice of redemption to each Holder of Debentures to be redeemed (and to Beneficial Owners as required by applicable law) determined on a date being not more than 10 days before the date on which such notice is sent (the “Redemption Notice”). A Redemption Notice shall be mailed to the address of each such Holder as such address appears on the Registrar’s books.

(b)           The Redemption Notice shall identify the Debentures (including CUSIP numbers) to be redeemed and shall state:

(i)	the Redemption Date;

(ii)	the Redemption Price;

(iii)	the then effective Conversion Rate and Conversion Price;

(iv)	the name and address of the Trustee;

(v)	that Debentures called for redemption must be presented and surrendered to the Trustee to collect the Redemption Price; and

(vi)	that Holders who wish to convert Debentures prior to redemption must surrender such Debentures for conversion no later than the close of business on the Business Day immediately preceding the Redemption Date and must satisfy the other requirements set forth in Article 5.

(c)           If any of the Debentures to be redeemed is in the form of a Global Debenture, then the Company shall modify the Redemption Notice to the extent necessary to accord with the Applicable Procedures of the Depository applicable to redemptions. At the Company’s written request, which request shall (i) be irrevocable once given and (ii) set forth all relevant information required by clauses (i) through (vi) of Section 4.2(b), the Trustee shall give the Redemption Notice to each Holder in the Company’s name and at the Company’s expense; provided, however, that in all cases, the text of such Redemption Notice shall be prepared by the Company; and provided further that if such Redemption Notice is to be mailed by the Trustee such request must be given to the Trustee at least five Business Days (or such lesser number of days as the Trustee may accept) prior to the date by which such Redemption Notice must be mailed to the Holders in accordance with this Section 4.2.

4.3	Effect of a Redemption Notice

Upon delivery of a Redemption Notice, Holders shall thereafter be entitled to receive the Redemption Price with respect to their respective Debentures on the Redemption Date. Such Redemption Price shall be paid to such Holder promptly following the later of (i) the Redemption Date (provided that the conditions in Section 4.4 have been satisfied) and (ii) the time of delivery of such Debenture to and actual receipt by the Trustee from the Holder thereof in the manner required by this Indenture.

4.4	Deposit of Redemption Price

(a)           Prior to 11:00 a.m., Toronto time, on the Business Day immediately preceding the Redemption Date, the Company shall deposit with the Paying Agent (or, if the Company acts as Paying Agent, shall segregate and hold in trust) an amount of money in immediately available funds sufficient to pay the Redemption Price payable upon redemption on all Debentures to be redeemed on that date, other than Debentures or portions thereof called for redemption on that date which have been delivered by the Company to the Trustee for cancellation or have been converted as permitted hereunder. Any such amount shall be held in trust for the benefit of Holders by the Paying Agent pursuant to Section 2.12. The Paying Agent shall as promptly as practicable return to the Company any funds not required for that purpose or, if such funds are then held by the Company in trust and are not required for such purpose, they shall be discharged from the trust.

(b)           If the Paying Agent holds, in accordance with the terms hereof, money sufficient to pay the Redemption Price of any Debenture for which a Redemption Notice has been tendered in accordance with this Indenture then, on the Redemption Date, such Debenture will cease to be outstanding, whether or not the Debenture is delivered to the Trustee, and interest shall cease to accrue, and the rights of the Holder in respect thereof shall terminate (other than the right to receive the Redemption Price as aforesaid).

4.5	Mandatory Redemption

(a)           If a Mandatory Redemption Event occurs the Debentures shall be redeemed by the Company at the Redemption Price as soon as practicable after the date of the Mandatory Redemption Event as fixed in the Mandatory Redemption Event Notice delivered pursuant to Section 4.5(b) (the “Mandatory Redemption Date”). Subject to Section 4.8, the Mandatory Redemption Date may, with the consent of the Trustee, be as early as the first Business Day after the day on which the Mandatory Redemption Event Notice is given, and, in any event, shall be as soon as practicable following the date of the Mandatory Redemption Notice.

(b)           Subject to Section 4.8, on the occurrence of a Mandatory Redemption Event the Company shall as soon as practical thereafter issue a press release and deliver a written notice of the Mandatory Redemption Event to the Trustee and to each Holder (and to Beneficial Owners as required by applicable law) determined on a date being not more than 10 days before the date on which such notice is sent (a “Mandatory Redemption Event Notice”). A Mandatory Redemption Event Notice shall be mailed to the address of each such Holder as such address appears on the Registrar’s books. A Mandatory Redemption Event Notice shall state:

(i)	that a Mandatory Redemption Event has occurred under the Indenture and provide a description of the Mandatory Redemption Event which has occurred, including the date on which the Mandatory Redemption Event occurred;

(ii)	the Mandatory Redemption Date;

(iii)	that all Debentures shall be redeemed by the Company as of the Mandatory Redemption Date;

(iv)	that, unless the Company fails to pay the Redemption Price pursuant to the Indenture, the Debentures will cease to be outstanding and interest will cease to accrue on the Mandatory Redemption Date;

(v)	that any Final Instalment Notice previously delivered under the Instalment Receipt Agreement and any Final Instalment Date set out therein are deemed to be revoked and of no further force and effect;

(vi)	the name and address of the Trustee;

(vii)	that Debentures called for redemption must be presented and surrendered to the Trustee to collect the Redemption Price; and

(viii)	the CUSIP and/or ISIN number of the Debentures.

(c)           If any of the Debentures to be redeemed is in the form of a Global Debenture, then the Company shall modify the Mandatory Redemption Event Notice to the extent necessary to accord with the Applicable Procedures of the Depository applicable to redemptions. At the Company’s written request, which request shall (i) be irrevocable once given and (ii) set forth all relevant information required by Section 4.5(b)(i) through Section 4.5(b)(viii) the Trustee shall give such Mandatory Redemption Event Notice in the Company’s name and at the Company’s expense; provided, that, in all cases, the text of such Mandatory

Redemption Event Notice shall be prepared by the Company; and provided further that if such Mandatory Redemption Event Notice is to be mailed by the Trustee, such request must be given to the Trustee at least five Business Days (or such lesser number of days as the Trustee may accept) prior to the date on which the Mandatory Redemption Event Notice is to be mailed to the Holders in accordance with this Section 4.5.

(d)           The Company shall deposit cash at the time and in the manner as provided in Section 4.7 sufficient to pay the aggregate Redemption Price of all Debentures redeemed pursuant to this Section 4.5.

4.6	Effect of Mandatory Redemption Event Notice

Upon delivery of a Mandatory Redemption Event Notice, Holders shall thereafter be entitled to receive the Redemption Price with respect to their respective Debentures on the Mandatory Redemption Date. Such Redemption Price shall be paid to such Holder promptly following the later of (i) the Mandatory Redemption Date (provided that the conditions in Section 4.7 have been satisfied) and (ii) the time of delivery of such Debenture to and actual receipt by the Trustee from the Holder thereof in the manner required by this Indenture.

4.7	Deposit of Redemption Price

(a)           On or before 11:00 a.m., Toronto time, on the Business Day preceding the applicable Mandatory Redemption Date, the Company shall deposit with the Paying Agent (or if the Company or an Affiliate of the Company is acting as the Paying Agent, shall segregate and hold in trust) an amount of money in immediately available funds sufficient to pay the aggregate Redemption Price of all the Debentures. Any such amount shall be held in trust for the benefit of Holders by the Paying Agent pursuant to Section 2.12.

(b)           If the Paying Agent holds, in accordance with the terms hereof, money sufficient to pay the Redemption Price of the Debentures then, on the applicable Mandatory Redemption Date, each Debenture will cease to be outstanding, whether or not the Debenture is delivered to the Trustee, and interest shall cease to accrue, and the rights of the Holder in respect of the Debenture shall terminate (other than the right to receive the Redemption Price as aforesaid).

(c)           If a Mandatory Redemption Date falls after a Regular Record Date and on or before the related Interest Payment Date, then interest on the Debentures payable on such Interest Payment Date (which, for greater certainty, shall be payable only for the period to and excluding the Mandatory Redemption Date) will instead be payable on the Mandatory Redemption Date to the Holders in whose names the Debentures are registered at the close of business on such Regular Record Date.

4.8	Notice to TSX

If the Instalment Receipts are listed and posted for trading on the TSX on the date of a Mandatory Redemption Event the Company shall provide at least 15 days prior written notice of the Mandatory Redemption Date to the TSX.

4.9	Repayment to the Company

To the extent that the aggregate amount of cash deposited by the Company pursuant to Section 4.7 exceeds the aggregate Redemption Price of the Debentures then promptly after the Mandatory Redemption Date the Paying Agent shall return any such excess cash to the Company or, if such funds are then held by the Company in trust and are not required for such purpose, they shall be discharged from the trust.

4.10	Right to Pay Principal Amount of the Debentures in Common Shares

(a)           Subject to the other provisions of this Section 4.10, the Company may, at its option, elect to satisfy its obligation to pay all or any portion of the principal amount of the Debentures on maturity by issuing and delivering to Holders on the Maturity Date that number of freely tradeable Common Shares obtained by dividing the aggregate principal amount of the Debentures then outstanding by 95% of the Market Price (the “Share Maturity Right”).

(b)           The Company shall exercise the Share Maturity Right in its sole discretion and need not provide notice of such determination to Holders.

(c)           The Company’s right to exercise the Share Maturity Right shall be conditional upon the following conditions being met on the Business Day immediately preceding the Maturity Date:

(i)	the Common Shares to be issued on exercise of the Share Maturity Right shall be qualified for distribution under Applicable Securities Legislation;

(ii)	the Common Shares to be issued on exercise of the Share Maturity Right shall be listed on the TSX or a United States national securities exchange or quoted in an interdealer quotation system of any United States registered national securities association;

(iii)	the Company shall be a reporting issuer in Canada not in default of its reporting obligations under Applicable Securities Legislation in the jurisdictions where the distribution of such Common Shares occurs;

(iv)	no Event of Default shall have occurred and be continuing;

(v)	the receipt by the Trustee of an Officers’ Certificate stating that the conditions in Sections 4.10(c)(i), 4.10(c)(ii), 4.10(c)(iii) and 4.10(c)(iv) have been satisfied and setting forth the number of Common Shares to be issued and delivered on exercise of the Share Maturity Right and the Market Price used for calculating the number of Common Shares to be issued and delivered to Holders on exercise of the Share Maturity Right; and

(vi)	the receipt by the Trustee of an Opinion of Counsel to the effect that such Common Shares have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment (whether in whole or in part) of the aggregate principal amount of the Debentures then outstanding will be validly issued as fully paid and non-assessable and that the conditions in Sections 4.10(c)(i) and 4.10(c)(ii) have been satisfied.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Maturity Date, the Company shall pay the aggregate principal amount of the Debentures in cash in accordance with Sections 2.11 and 7.1 and paragraph 3 of the Debentures unless each of the Holders and the Company waives the conditions which are not satisfied.

(d)           In the event that the Company duly exercises its Share Maturity Right, the Company shall, on or before 11:00 a.m. Toronto time on the Business Day immediately preceding the Maturity Date, make delivery to the Trustee for delivery to and on account of the Holders, of certificates representing the Common Shares to which such Holders are entitled or otherwise make or direct electronic delivery thereof in accordance with Applicable Procedures.

(e)           The Company will not issue fractional Common Shares upon the exercise of the Share Maturity Right. If more than one Debenture shall be surrendered for purchase at one time by the same Holder, the number of full Common Shares that shall be issuable upon purchase shall be computed on the basis set forth in Section 4.10(a). In lieu of any fractional Common Shares, the Company will pay to the Trustee for the account of the Holders, at the time contemplated in Section 7.1 and paragraph 3 of the Debentures, the cash equivalent thereof (less any Withholding Tax required to be deducted, if any) determined for each Holder by multiplying the applicable fraction of a Share otherwise to be issued and delivered under this Section 4.10 by 95% of the Market Price; provided however, that the Company shall not be required to make any payment of less than $10.00.

(f)           A Holder shall be treated as the Holder of record of the Common Shares issued on due exercise by the Company of its Share Maturity Right effective immediately after the close of business on the Maturity Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including dividends or distributions in kind) thereon and arising thereafter, and in the event that the Trustee receives the same, it shall hold the same for the benefit of such Holder.

(g)           The Company shall at all times reserve and keep available out of its authorized Common Shares (if the number thereof is or becomes limited), solely for the purpose of issue and delivery upon the exercise of the Share Maturity Right as provided herein, and shall issue to Holders to whom Common Shares will be issued pursuant to the exercise of the Share Maturity Right, such number of Common Shares as shall be issuable in such event. All Common Shares which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

4.11	Debentures Purchased in Part

Any Debenture that is not in the form of a Global Debenture, that is to be purchased or redeemed only in part shall be surrendered at the Corporate Trust Office and promptly after the Redemption Date, the Company shall execute and the Trustee shall authenticate and deliver to the Holder of such Debenture, without service charge, a new Debenture or Debentures, of such authorized denomination or denominations as may be requested by such Holder, in aggregate principal amount equal to, and in exchange for, the portion of the principal amount of the Debenture so surrendered that is not purchased. No Debenture shall be purchased in part unless the principal amount redeemed is $1,000 or any multiple thereof. With respect to Global Debentures, in the event Debentures are redeemed only in part, the Trustee shall make notations on the Global Debenture of the principal amount thereof so redeemed in accordance with the Applicable Procedures.

4.12	Compliance with Securities Laws Upon Purchase of Debentures

In connection with any offer to purchase Debentures under Section 4.13, the Company shall comply with all Canadian federal and provincial laws in connection with such offer to purchase or purchase of Debentures, all so as to permit the rights of the Holders and obligations of the Company under Section 4.10 to be exercised in the time and in the manner specified therein. To the extent that compliance with any such laws, rules and regulations would result in a conflict with any of the terms hereof, this Indenture is hereby modified to the extent required for the Company to comply with such laws, rules and regulations.

4.13	Purchase of Debentures in Open Market

The Company shall surrender any Debenture purchased or redeemed by the Company pursuant to this Article 4 to the Trustee for cancellation. Any Debentures surrendered to the Trustee for cancellation may not be reissued or resold by the Company and will be cancelled promptly in accordance with Section 2.18. Subject to applicable laws, the Company may repurchase Debentures in the open market or by issuer bid or tender at any price or by private agreement.

ARTICLE 5
CONVERSION

5.1	Conversion Right and Conversion Rate

(a)           Upon compliance with the provisions of this Article 5, at the option of the Holder thereof, the Debentures of such Holder may be converted into fully paid, non-assessable and freely tradeable Common Shares (calculated as to each conversion to the nearest share) on the Final Instalment Date and at any time thereafter, but prior to the close of business on the Business Day immediately preceding the earlier of the Redemption Date or the Maturity Date, unless such Debentures have previously been redeemed or purchased for cancellation by the Company, at the Conversion Rate in effect at such time, determined as hereinafter provided, and subject to the adjustments contained in Sections 5.5 or 5.9.

(b)           The conversion rights pursuant to this Article 5 shall commence on the Final Instalment Date and expire at the close of business on the Business Day immediately preceding the Maturity Date, subject, in the case of conversion of any Global Debenture, to any Applicable Procedures. If a Debenture is called for redemption pursuant to Section 4.2, such conversion right shall terminate at the close of business on the Business Day immediately preceding the Redemption Date for such Debenture (unless the Company shall fail to pay the Redemption Price when due in accordance with Section 4.4, in which case the conversion right shall terminate at the close of business on the date such failure is cured and such Debenture is redeemed).

(c)           Provisions of this Indenture that apply to conversion of all of a Debenture also apply to conversion of a portion of a Debenture.

(d)           A Holder of Debentures is not entitled to any rights of a holder of Common Shares until such Holder has converted its Debentures into Common Shares, and only to the extent such Debentures are deemed to have been converted into Common Shares pursuant to this Article 5.

(e)           The Conversion Rate shall be adjusted in certain instances as provided in Section 5.5.

(f)           By delivering the number of Common Shares issuable on conversion to the Trustee and any payment for fraction Common Shares in accordance with Section 5.3, the Company will be deemed to have satisfied its obligation to pay the principal amount of the Debentures so converted.

5.2	Conversion Procedure

(a)           To convert a Debenture, a Holder must (i) complete and manually sign the conversion notice on the back of the Debenture and deliver such notice to the Conversion Agent, (ii) surrender the certificates representing the Debenture (if any) to the Trustee, (iii) furnish appropriate endorsements and transfer documents if required by the Trustee, and (iv) if required, pay all transfer and similar taxes. The date on which the Holder satisfies all of those requirements is the “Conversion Date”. In connection with the conversion of a Debenture, the Company will pay the cash, if any, representing fractional Common Shares and deliver the Common Shares, as applicable, as promptly as practicable after the later of the Conversion Date and the date that all calculations necessary to make such payment and delivery have been made, but in no event later than five Business Days after the later of those dates. Anything herein to the contrary notwithstanding, in the case of Global Debentures, conversion notices may be delivered and such Debentures may be surrendered for conversion in accordance with the Applicable Procedures.

(b)           The person in whose name the Common Shares are issuable upon conversion shall be deemed to be a holder of record of such Common Shares on the Conversion Date; provided, however, that no surrender of a Debenture on any Conversion Date when the stock transfer books of the Company maintained by the transfer agent shall be closed shall be effective to constitute the person or persons entitled to receive the Common Shares upon conversion as the record holder or holders of such Common Shares on such date, but such surrender shall be effective to constitute the person or persons entitled to receive such Common Shares as the record holder or holders thereof for all purposes at the close of business on the next succeeding day on which such stock transfer books are open; provided further that such conversion shall be at the Conversion Rate in effect on the Conversion Date as if the stock transfer books of the Company had not been closed. Upon conversion of a Debenture, such person shall no longer be a Holder of such Debenture. Except as set forth in this Indenture, no payment or adjustment will be made for dividends or distributions declared or made on Common Shares issued upon conversion of a Debenture prior to the issuance of such Common Shares.

(c)           Holders of Debentures surrendered for conversion in respect of which there is any accrued and unpaid interest or an unpaid Make-Whole Payment will receive payment of such accrued and unpaid interest and Make-Whole Payment, if applicable, together with the Common Shares issuable to such Holder pursuant to this Article 5.

(d)           Without limiting Section 5.1(a), a Holder may exercise its right to convert the Debentures held by such Holder in accordance with this Article 5, following the issuance by the Company of a Redemption Notice and prior to the close of business on the Business Day immediately preceding the Redemption Date and Maturity Date, as applicable.

5.3	Fractional Common Shares

The Company will not issue fractional Common Shares upon conversion of Debentures. If more than one Debenture shall be surrendered for conversion at one time by the same Holder, the number of full Common Shares that shall be issuable upon conversion shall be computed on the basis of the aggregate principal amount of the Debentures (or specified portions thereof to the extent permitted hereby) so surrendered. In lieu of any fractional Common Share, the Company will pay an amount in cash equal to the applicable fraction multiplied by the Conversion Price; provided, however, that the Company shall not be required to make any payment of less than $10.00.

5.4	Company to Provide Common Shares

(a)           The Company shall, prior to issuance of any Debentures hereunder, and from time to time as may be necessary, reserve, out of its authorized but unissued Common Shares, a sufficient number of Common Shares to permit the conversion of all outstanding Debentures into Common Shares pursuant to this Article 5.

(b)           All Common Shares delivered upon conversion of the Debentures shall be newly issued Common Shares, shall be duly authorized, validly issued, fully paid and non-assessable and shall be free from pre-emptive or similar rights and free of any Lien or adverse claim as the result of any action by the Company.

(c)           The Company will endeavour promptly to comply with all Applicable Securities Legislation and any applicable United States securities laws regulating the offer and delivery of Common Shares upon conversion of Debentures.

5.5	Adjustment of Conversion Rate

(a)           Subject to Section 5.6, the Conversion Rate shall be adjusted from time to time by the Company as follows:

(i)	If the Company shall pay a dividend or make a distribution to all holders of outstanding Common Shares in Common Shares, or securities convertible into Common Shares, the Conversion Rate in effect immediately preceding the record date for the determination of shareholders entitled to receive such dividend or other distribution shall be increased so that the same shall equal the rate determined by multiplying the Conversion Rate in effect immediately preceding such record date by a fraction of which the numerator shall be the sum of (x) the number of Common Shares outstanding at the close of business on such record date plus (y) the total number of Common Shares offered (or into which the convertible securities so offered are convertible) constituting such dividend or other distribution and of which the denominator shall be the number of Common Shares outstanding at the close of business on such record date. The Conversion Price will be correspondingly decreased if the Conversion Rate is increased pursuant to this Section 5.5(a)(i). Such adjustment shall be made successively whenever any such dividend or distribution is made and shall become effective immediately after such record date. For the purpose of this Section 5.5(a)(i), the number of Common Shares at any time outstanding shall not include Common Shares held in the treasury of the Company. The Company will not pay any dividend or make any distribution on Common Shares held in the treasury of the Company. If any dividend or distribution of the type described in this Section 5.5(a)(i) is declared but not so paid or made, the Conversion Rate and Conversion Price shall again be adjusted to the Conversion Rate and Conversion Price that would then be in effect if such dividend or distribution had not been declared.

(ii)	If the Company shall subdivide its outstanding Common Shares into a greater number of Common Shares, or combine its outstanding Common Shares into a smaller number of Common Shares, the Conversion Rate in effect immediately preceding the day upon which such subdivision or combination becomes effective shall be, in the case of a subdivision of Common Shares, proportionately increased (and the Conversion Price correspondingly reduced) and, in the case of a combination of Common Shares, proportionately reduced (and the Conversion Price correspondingly increased). Such adjustment shall be made successively whenever any such subdivision or combination of the Common Shares occurs and shall become effective immediately after the date upon which such subdivision or combination becomes effective.

(iii)	If the Company shall issue rights or warrants to all holders of its outstanding Common Shares entitling them (for a period expiring within 45 days after such issuance) to subscribe for or purchase Common Shares (or securities convertible into Common Shares) at a price per Common Share (or having a conversion price per Common Share) less than the Conversion Price on the record date for the determination of shareholders entitled to receive such rights or warrants, the Conversion Rate in effect immediately prior thereto shall be adjusted so that the same shall equal the rate determined by multiplying the Conversion Rate in effect immediately preceding such record date by a fraction of which the numerator shall be the sum of (x) the number of Common Shares outstanding at the close of business on such record date plus (y) the number of additional Common Shares offered (or into which the convertible securities so offered are convertible) and of which the denominator shall be the sum of (x) the number of Common Shares outstanding at the close of business on such record date plus (y) the number of Common Shares which the aggregate offering price of the total number of Common Shares so offered for subscription or purchase (or the aggregate conversion price of the convertible securities so offered for subscription or purchase, which shall be determined by multiplying the number of Common Shares issuable upon conversion of such convertible securities by the conversion price per Common Share pursuant to the terms of such convertible securities) would purchase at the Conversion Price on such record date. The Conversion Price will be correspondingly decreased if the Conversion Rate is increased pursuant to this Section 5.5(a)(iii). Such adjustment shall be made successively whenever any such rights or warrants are issued, and shall become effective immediately after such record date. To the extent that Common Shares (or securities convertible into Common Shares) are not delivered after the expiration of such rights or warrants, the Conversion Rate and Conversion Price shall be readjusted to the Conversion Rate and Conversion Price that would then be in effect had the adjustments made upon the issuance of such rights or warrants been made on the basis of delivery of only the number of Common Shares actually delivered. If such rights or warrants are not so issued, the Conversion Rate and Conversion Price shall again be adjusted to be the Conversion Rate and Conversion Price that would then be in effect if the record date for the determination of shareholders entitled to receive such rights or warrants had not been fixed. In determining whether any rights or warrants entitle the shareholders to subscribe for or purchase Common Shares at a price less than the Conversion Price and in determining the aggregate offering price of the total number of Common Shares so offered, there shall be taken into account any consideration received by the Company for such rights or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Board of Directors.

(iv)	If the Company shall make a distribution to all holders of Common Shares of (A) shares in the capital of the Company, (other than (I) Common Shares or (II) a dividend payable exclusively in cash), or (B) evidences of indebtedness or other assets of the Company, including securities (the “Distributed Securities”), (but excluding any issuance of rights or warrants for which any adjustment was made pursuant to Section 5.5(a)(iii)), then in each such case (unless the Company distributes such Distributed Securities to the Holders of Debentures on such dividend or distribution date (as if each Holder had converted such Debentures into Common Shares immediately preceding the record date with respect to such distribution)) the Conversion Rate in effect immediately preceding the record date fixed for the determination of shareholders entitled to receive such dividend or distribution shall be adjusted so that the same shall equal the rate determined by multiplying the Conversion Rate in effect immediately preceding such record date by a fraction of which the numerator shall be (x) the Conversion Price on such record date and of which the denominator shall be (y) the Conversion Price on such record date less the fair market value (as determined by the Board of Directors, whose determination shall be conclusive evidence of such fair market value and which shall be evidenced by an Officers’ Certificate delivered to the Trustee) on such record date of the portion of the Distributed Securities so distributed applicable to one Common Share (determined on the basis of the number of Common Shares outstanding at the close of business on such record date). The Conversion Price will be correspondingly decreased if the Conversion Rate is increased pursuant to this Section 5.5(a)(iv). Such adjustment shall be made successively whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution. In the event that such dividend or distribution is not so paid or made, the Conversion Rate and Conversion Price shall again be adjusted to be the Conversion Rate and Conversion Price that would then be in effect if such dividend or distribution had not been declared. For greater certainty, any adjustment to the Conversion Rate and Conversion Price pursuant to this Section 5.5(a)(iv) shall be subject to the prior approval of the TSX or such other exchange on which the Common Shares are then listed.

If the then fair market value (as so determined) of the portion of the Distributed Securities so distributed applicable to one Common Share is equal to or greater than the Conversion Price on such record date, in lieu of the foregoing adjustment, adequate provision shall be made so that each Holder of a Debenture shall have the right to receive upon conversion the amount of Distributed Securities so distributed that such Holder would have received had such Holder converted each Debenture on such record date.

Notwithstanding the foregoing, if the securities distributed by the Company to all holders of its Common Shares consist of Capital Stock of, or similar equity interests in, a Subsidiary or other business unit of the Company (the “Spinoff Securities”), the Conversion Rate shall be adjusted, unless the Company makes an equivalent distribution to the Holders of Debentures, so that the same shall be equal to the rate determined by multiplying the Conversion Rate in effect on the record date fixed for the determination of shareholders entitled to receive such distribution by a fraction, the numerator of which shall be the sum of (A) the Market Price of one Common Share determined as of the date on which ex-dividend trading commences for such distribution on the TSX (the “Spinoff Valuation Period”) or such other national or regional exchange or market on which the Common Shares are then listed or quoted and (B) the product of (i) the weighted average trading price (calculated in substantially the same way as the Market Price is calculated for the Common Shares) over the Spinoff Valuation Period of the Spinoff Securities or, if no such prices are available, the fair market value of the Spinoff Securities as reasonably determined by the Board of Directors (which determination shall be conclusive and shall be evidenced by an Officers’ Certificate delivered to the Trustee) multiplied by (ii) the number of Spinoff Securities distributed in respect of one Common Share and the denominator of which shall be the Market Price of one Common Share over the Spinoff Valuation Period, such adjustment to become effective immediately preceding the opening of business on the 25th Trading Day after the date on which ex-dividend trading commences. Any such increase in the Conversion Rate shall result in a corresponding decrease in the Conversion Price.

(v)	If any tender offer made by the Company or any of its Subsidiaries for all or any portion of Common Shares shall expire, then, if the tender offer shall require the payment to shareholders of consideration per Common Share having a fair market value (determined as provided below) that exceeds the Conversion Price on the last date (the “Expiration Date”)

tenders could have been made pursuant to such tender offer (as it may be amended) (the last time at which such tenders could have been made on the Expiration Date is hereinafter sometimes called the “Expiration Time”), the Conversion Rate shall be increased so that the same shall equal the rate determined by multiplying the Conversion Rate in effect immediately preceding the close of business on the Expiration Date by a fraction of which (i) the numerator shall be the sum of (A) the fair market value of the aggregate consideration (the fair market value as determined by the Board of Directors, whose determination shall be conclusive evidence of such fair market value and which shall be evidenced by an Officers’ Certificate delivered to the Trustee) payable to shareholders based on the acceptance (up to any maximum specified in the terms of the tender offer) of all Common Shares validly tendered and not withdrawn as of the Expiration Time (the Common Shares deemed so accepted, up to any such maximum, being referred to as the “Purchased Common Shares”) and (B) the product of the number of Common Shares outstanding (less any Purchased Common Shares and excluding any Common Shares held in the treasury of the Company) at the Expiration Time and the Conversion Price on the Expiration Date and (ii) the denominator of which shall be the product of the number of Common Shares outstanding (including Purchased Common Shares but excluding any Common Shares held in the treasury of the Company) at the Expiration Time multiplied by the Conversion Price on the Expiration Date, such increase to become effective immediately preceding the opening of business on the day following the Expiration Date. In the event that the Company is obligated to purchase Common Shares pursuant to any such tender offer, but the Company is permanently prevented by applicable law from effecting any or all such purchases or any or all such purchases are rescinded, the Conversion Rate shall again be adjusted to be the Conversion Rate which would have been in effect based upon the number of Common Shares actually purchased, if any. If the application of this Section 5.5(a)(v) to any tender offer would result in a decrease in the Conversion Rate, no adjustment shall be made for such tender offer under this Section 5.5(a)(v). The Conversion Price shall be correspondingly decreased if the Conversion Price is increased pursuant to this Section 5.5(a)(v).

(vi)	For purposes of this Section 5.5, the term “tender offer” shall mean and include tender offers, take-over bids, issuer bids and exchange offers, all references to “purchases” of Common Shares in tender offers (and all similar references) shall mean and include the purchase of Common Shares in tender offers and the acquisition of Common Shares pursuant to take over bids, issuer bids or exchange offers, and all references to “tendered Common Shares” (and all similar references) shall mean and include Common Shares tendered in both tender offers, take-over bids, issuer bids and exchange offers.

(b)           In the event of any question arising with respect to the adjustments provided in this Section 5.5, such question will be conclusively determined by a firm of nationally recognized chartered accountants appointed by the Company (who may be the auditors of the Company); such accountants will have access to all necessary records of the Company and such determination will be binding upon the Company, the Trustee, and the Holders, absent manifest error.

(c)           In case the Company takes any action affecting the Debentures or the Common Shares other than actions described in this Section 5.5, which in the opinion of the Board of Directors, would materially affect the rights of Holders (including their conversion rights), the Conversion Rate and Conversion Price will be adjusted in such manner and at such time, by action of the Board of Directors, subject to the prior written consent of the TSX or such other exchange on which the Common Shares are then listed, as the Board of Directors in its sole discretion may determine to be equitable in the circumstances. Failure of the Board of Directors to make such an adjustment will be conclusive evidence that they have determined that it is equitable to make no adjustment in the circumstances.

(d)           In any case in which this Section 5.5 shall require that an adjustment be made following a record date or Expiration Date, as the case may be, established for the purposes specified in this Section 5.5, the Company may elect to defer (but only until five Business Days following the filing by the Company with the Trustee of the certificate described in Section 5.7) issuing to the Holder of a Debenture converted after such record date or Expiration Date the Common Shares and other Capital Stock of the Company issuable upon such conversion over and above the Common Shares and other Capital Stock of the Company (or other cash, property or securities, as applicable) issuable upon such conversion only on the basis of the Conversion Rate prior to adjustment; and, in lieu of any cash, property or securities the issuance of which is so deferred, the Company shall issue or cause its transfer agents to issue due bills or other appropriate evidence prepared by the Company of the right to receive such property or securities. If any distribution in respect of which an adjustment to the Conversion Rate is required to be made as of the record date or Expiration Date therefor is not thereafter made or paid by the Company for any reason, the Conversion Rate shall be readjusted to the Conversion Rate which would then be in effect if such record date had not been fixed or such record date or Expiration Date had not occurred.

(e)           For purposes of this Section 5.5, “record date” shall mean, with respect to any dividend, distribution or other transaction or event in which the holders of Common Shares have the right to receive any securities or other property or in which the Common Shares (or other applicable security) are exchanged or converted into any combination of cash, securities or other property, the date fixed for determination of shareholders entitled to receive such cash, security or other property (whether or not such date is fixed by the Board of Directors or by statute, contract or otherwise).

(f)           If one or more event occurs requiring an adjustment be made to the Conversion Rate for a particular period, adjustments to the Conversion Rate shall be determined by the Company’s Board of Directors to reflect the combined impact of such Conversion Rate adjustment events, as set out in this Section 5.5, during such period.

5.6	No Adjustment

(a)           No adjustment in the Conversion Rate shall be required if Holders may participate in the transactions set forth in Section 5.5 (to the same extent as if the Debentures had been converted into Common Shares immediately preceding such transactions) without converting the Debentures held by such Holders, subject to regulatory and TSX approval.

(b)           No adjustment in the Conversion Rate or Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Rate as last adjusted; provided, however, that any adjustments which would be required to be made but for this Section 5.6(b) shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Article 5 shall be made to the nearest cent or to the nearest whole share, as the case may be, with one half cent and one half of a share, respectively, being rounded upward.

(c)           No adjustment in the Conversion Rate shall be required for issuances of Common Shares pursuant to a Company plan for reinvestment of dividends or interest, including the DRIP, or for the declaration or payment of special or ordinary cash dividends by the Company.

5.7	Notice of Adjustment

Whenever the Conversion Rate or Conversion Price is required to be adjusted pursuant to this Indenture, the Company shall first promptly provide the TSX or such other exchange on which the Common Shares are then listed with written notice of the adjustment. The Company shall then also promptly mail to Holders a notice of the adjustment and file with the Trustee an Officers’ Certificate briefly stating the facts requiring the adjustment and the manner of computing it. Failure to provide or mail any such notices or any defect therein shall not affect the validity of any such adjustment. Unless and until the Trustee shall receive an Officers’ Certificate setting forth an adjustment of the Conversion Rate and Conversion Price, the Trustee may assume without inquiry that the Conversion Rate and Conversion Price have not been adjusted and that the last Conversion Rate and Conversion Price of which it has knowledge remains in effect.

5.8	Notice of Certain Transactions

In the event that there is a dissolution or liquidation of the Company, the Company shall mail to Holders and file with the Trustee a notice stating the proposed effective date. The Company shall mail such notice at least 20 days before such proposed effective date. Failure to mail such notice or any defect therein shall not affect the validity of any transaction referred to in this Section 5.8.

5.9	Effect of Reclassification, Consolidation, Amalgamation, Merger or Sale on Conversion Privilege

(a)           If any of the following shall occur, namely:

(i)	any reclassification, recapitalization or other change of Common Shares issuable upon conversion of the Debentures (other than as a result of a subdivision or combination or any other transaction or event for which an adjustment is provided in Section 5.5);

(ii)	any statutory share exchange, consolidation, amalgamation, arrangement, merger or other combination to which the Company is a party other than a merger which does not result in any reclassification of, or a change (other than as a result of a subdivision or combination) in outstanding Common Shares; or

(iii)	any sale or conveyance of all or substantially all the property and assets of the Company, directly or indirectly, to any person (other than a directly or indirectly wholly-owned Subsidiary of the Company), then the Company and any such successor, purchasing or transferee Company, as the case may be, shall, as a condition precedent to such reclassification, recapitalization, change, combination, statutory share exchange, consolidation, amalgamation, arrangement, merger, sale or conveyance, execute and deliver to the Trustee a supplemental indenture to this Indenture providing that the Holders be entitled to convert the Debentures with a Conversion Rate to be adjusted accordingly so that, upon the conversion of a Debenture, the Holder will be entitled to receive the Common Shares, Capital Stock or other securities and property (including cash) receivable upon such reclassification, recapitalization, change, combination, statutory share exchange, consolidation, merger, amalgamation, arrangement, sale or conveyance by a holder of the number of Common Shares deliverable upon conversion of such Debentures immediately preceding such reclassification, recapitalization, change, combination, statutory share exchange, consolidation, merger, amalgamation, arrangement, sale or conveyance (assuming such holder of Common Shares did not exercise any right of election as to the kind or amount of stock, other securities or other property or assets, including cash, receivable upon such transaction, and provided that if the kind or amount of stock, other securities or other property or assets receivable upon such transaction is not the same for each Common Share in respect of which such rights of election shall not have been exercised, then the kind and amount shall be deemed to be the kind and amount receivable per Common Share by a plurality of the non-electing Common Shares). Such supplemental indenture shall provide for adjustments of the Conversion Rate and Conversion Price and other appropriate numerical thresholds which shall be as nearly equivalent as may be practicable to the adjustments of the Conversion Rate and Conversion Price provided for in this Article 5. If, in the case of any such consolidation, merger, amalgamation, arrangement, combination, statutory share exchange, sale or conveyance, the stock or other securities and property (including cash) receivable thereupon by a holder of Common Shares include Common Shares, Capital Stock or other securities and property of a person other than the successor, purchasing or transferee Company, as the case may be, in such consolidation, merger, amalgamation, arrangement, combination, statutory share exchange, sale or conveyance, then such supplemental indenture shall contain such adjustments to the Conversion Rate as are necessary having regard to the value of such securities or other property deliverable to a holder of Common Shares as the Board of Directors shall reasonably consider necessary by reason of the foregoing. The provisions of this Section 5.9 shall similarly apply to successive reclassifications, changes, combinations, consolidations, mergers, amalgamations, arrangements, sales or conveyances. If this Section 5.9(a) applies to any event or occurrence, Section 5.5 shall not apply.

(b)           In the event the Company shall execute a supplemental indenture pursuant to this Section 5.9, the Company shall promptly file with the Trustee:

(i)	an Officers’ Certificate briefly stating the reasons therefor, the kind or amount of Common Shares or Capital Stock or other securities or property (including cash) receivable by Holders of the Debentures upon the conversion of their Debentures after any such reclassification, recapitalization, change, combination, consolidation, merger, amalgamation, arrangement, sale or conveyance, any adjustment to be made with respect thereto and that all conditions precedent have been complied with; and

(ii)	an Opinion of Counsel that all conditions precedent thereto and hereunder have been complied with, and shall promptly mail notice thereof to all Holders. Failure to mail such notice or any defect therein shall not affect the validity of such transaction and such supplemental indenture.

5.10	Trustee’s Disclaimer

(a)           The Trustee shall have no duty to determine when an adjustment under this Article 5 should be made, how it should be made or what such adjustment should be, but may accept as conclusive evidence of that fact or the correctness of any such adjustment, and shall be protected in acting and relying upon, an Officers’ Certificate and Opinion of Counsel, including the Officers’ Certificate with respect thereto which the Company is obligated to file with the Trustee pursuant to Section 5.7. The Trustee makes no representation as to the validity or value of any securities or assets issued upon conversion of Debentures, and the Trustee shall not be responsible for the Company’s failure to comply with any provisions of this Article 5.

(b)           The Trustee shall not be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture executed pursuant to Section 5.9, but may accept as conclusive evidence of the correctness thereof, and shall be fully protected in acting and relying upon, the Officers’ Certificate and Opinion of Counsel, with respect thereto which the Company is obligated to file with the Trustee pursuant to Section 5.9.

ARTICLE 6
SUBORDINATION OF SECURITIES

6.1	Applicability of Article

(a)           The indebtedness, liabilities and obligations of the Company hereunder (except as provided in Section 10.8) or under the Debentures, whether on account of principal, premium, interest, Make-Whole Payment, in respect of any Redemption Price or otherwise, but excluding the issuance of Common Shares or other securities upon any conversion pursuant to Article 5, or at maturity pursuant to Article 4 (collectively, the “Debenture Liabilities”), shall be subordinated and subject in right of payment, to the extent and in the manner hereinafter set forth in the following sections of this Article 6, to the full and final payment of all Senior Indebtedness and each holder of any such Debenture by his acceptance thereof agrees to and shall be bound by the provisions of this Article 6.

(b)           The Senior Indebtedness shall continue to be Senior Indebtedness and shall be entitled to the benefits of this Article 6 irrespective of any amendment, modification or waiver of any term of such Senior Indebtedness and notwithstanding that no express written subordination agreement may have been entered into between any Senior Creditor and the Trustee or any of the Holders of Debentures.

(c)           Holders of Debentures shall have no right to institute or commence any proceedings for the appointment of a receiver or receiver and manager or trustee for the Company or any Subsidiary or for any part of the property of the Company or any Subsidiary or any other proceeding relating to the Company or any Subsidiary under any bankruptcy, insolvency, reorganization, arrangement or readjustment of debt, law or statute of any jurisdiction, whether now or hereafter in effect.

(d)           Holders of the Debentures shall not be entitled to enforce their rights and remedies, other than the right to convert their Debentures pursuant to Section 5.1, if applicable, following the occurrence of a Default or an Event of Default unless, and only to the extent that, payment on account of the Debentures would not be restricted at such time pursuant to Section 6.5(a).

(e)           No Holder of Debentures will take any steps whatsoever whereby the priority or rights of holders of any Senior Indebtedness may be defeated or impaired and no Holder of Debentures shall assert any right or claim, whether in law or equity, which might impair the validity and effectiveness of the priority of the Senior Indebtedness in accordance with the terms hereof.

6.2	Order of Payment

In the event of any voluntary or involuntary dissolution, winding-up or liquidation, or any bankruptcy, insolvency, receivership, creditor enforcement or realization or other similar proceedings relating to the Company or any of its Subsidiaries (to the extent the Company or any of its Subsidiaries is liable and as a principal obligor, guarantor or otherwise for any of the Senior Indebtedness and in respect of the Debentures) or any of its respective property (whether voluntary or involuntary, partial or complete) or any other marshalling of the assets and liabilities of the Company or such Subsidiary, any reorganization or any sale, distribution or other transfer of all or substantially all of the assets of the Company or such Subsidiary:

(a)           all Senior Indebtedness, together with accrued and unpaid interest and premium, if any, shall first be paid in full, or provision made for such payment, before any payment or distribution is made on account of Debenture Liabilities;

(b)           any payment or distribution of assets of the Company or such Subsidiary, whether in cash, property or securities, to which the Holders of the Debentures or the Trustee on behalf of such holders would be entitled except for the provisions of this Article 6, shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution, directly to the applicable Senior Creditors to the extent necessary to pay all Senior Indebtedness in full after giving effect to any concurrent payment or distribution, or provision therefor, to such Senior Creditors before any payment or distribution is made to the Holders of Debentures or the Trustee; and

(c)           the Senior Creditors or a receiver or a receiver-manager of the Company or of all or part of its assets or any other enforcement agent may sell, mortgage, or otherwise dispose of the assets of the Company in whole or in part, free and clear of all Debenture Liabilities and without the approval of the Holders of Debentures or the Trustee or any requirement to account to the Trustee or the Holders.

The rights and priority of the Senior Indebtedness and the subordination pursuant hereto shall not be affected by:

(i)	the time of incurrence or extension of any Senior Indebtedness;

(ii)	the time, sequence or order of creating, granting, executing, delivering of, or registering, perfecting or failing to register or perfect any security notice, caveat, financing statement or other notice in respect of the Senior Security, if any;

(iii)	the time or order of the attachment, perfection or crystallization of any security constituted by the Senior Security, if any;

(iv)	the taking of any collection, enforcement or realization proceedings pursuant to the Senior Indebtedness;

(v)	the date of obtaining of any judgment or order of any bankruptcy court or any court administering bankruptcy, insolvency or similar proceedings as to the entitlement of the Senior Creditors, or any of them, or the Holders of Debentures or other creditors of the Company or any of them to any money or property of the Company;

(vi)	the failure to exercise any power or remedy reserved to the Senior Creditors under documents evidencing the Senior Indebtedness or under the Senior Security or to insist upon a strict compliance with any terms thereof;

(vii)	whether any Senior Security is now perfected, hereafter ceases to be perfected, is avoidable by any trustee in bankruptcy or like official or is otherwise set aside, invalidated or lapses;

(viii)	the date of giving or failing to give notice to or making demand upon the Company; or

(ix)	to the extent permitted by applicable law, any other matter whatsoever.

6.3	Waiver by Trustee

The Trustee, on behalf of each of the Holders of Debentures, hereby waives any and all rights to require a Senior Creditor to pursue or exhaust any rights or remedies with respect to the Company or any property and assets subject to the Senior Security or in any other manner to require the marshalling of property, assets or security in connection with the exercise by the Senior Creditors of any rights, remedies or recourses available to them.

6.4	Obligation to Pay Not Impaired

Nothing contained in this Article 6 or elsewhere in this Indenture or in the Debentures is intended to or shall impair, as between the Company, its creditors other than the Senior Creditors, and the Holders of the Debentures, the obligation of the Company, which is absolute and unconditional, to pay to the Holders of the Debentures the principal of, premium or Make-Whole Payment, if any, and interest on the Debentures, as and when the same shall become due and payable in accordance with their terms, or affect the relative rights of the Holders of the Debentures and creditors of the Company other than the Senior Creditors, nor shall anything herein or therein prevent the Trustee or the Holder of a Debenture from exercising all remedies otherwise permitted by applicable law or under this Indenture upon default under this Indenture, subject to the rights, if any, under this Article 6 of the Senior Creditors.

6.5	No Payment if Senior Indebtedness in Default

(a)           No payment of any principal of, premium or Make-Whole Payment, if any, or interest (or any other amounts payable) in respect of the Debentures or in respect of any Redemption Price may be made, and neither the Trustee nor any Holder of Debentures will be entitled to demand, accelerate, institute proceedings (other than as may be necessary to preserve a limitation period) for the collection of, or receive any payment or benefit (including, without limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures:

(i)	in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures;

(ii)	unless all amounts then due and payable on all Senior Indebtedness have been made; provided that such restriction shall not apply if the aggregate unpaid amount on all Senior Indebtedness at such time is less than $5,000,000;

(iii)	at any time when a default or an event of default has occurred under Senior Indebtedness, and such a default or event of default is continuing, unless and until such Senior Indebtedness has been paid and satisfied in full or such default or event of default shall have been cured or waived in writing in accordance with the provisions of such Senior Indebtedness; or

(iv)	if the making of any such payment or the taking of any such action would create, including by the lapse of time or giving of notice, a default or an event of default under any Senior Indebtedness unless and until such Senior Indebtedness has been satisfied in full or the making of any such payment or taking of such action would no longer create, including by the lapse of time or giving of notice, a default or an event of default under any Senior Indebtedness.

(b)           If, notwithstanding Section 6.2(b) or Section 6.5(a), the Trustee receives any payment when such payment should have been paid to the Senior Creditors pursuant to Section 6.2(b) or is prohibited by Section 6.5(a), as the case may be, and if the Trustee has not distributed the payment, the Trustee shall, upon receiving an Officers’ Certificate to that effect, return such payment to the Company; provided, however, that the foregoing shall in no way prohibit, restrict or prevent the Trustee from taking such actions as may be necessary to preserve claims of the Trustee and/or the Holders of the Debentures under this Indenture in any bankruptcy, reorganization or insolvency proceeding (including, without limitation, the filing of proofs of claim in any such bankruptcy, reorganization or insolvency proceedings by or against the Company and exercising its rights to vote as an unsecured creditor under any such bankruptcy, reorganization or insolvency proceedings commenced by or against the Company).

6.6	Payment on Debentures Permitted

Nothing contained in this Article 6 or elsewhere in this Indenture, or in any of the Debentures, shall affect the obligation of the Company to make, or prevent the Company from making, at any time except as prohibited by Section 6.5, any payment of principal of, premium or Make-Whole Payment, if any, or any Redemption Price or interest on the Debentures. The fact that any such payment is prohibited by Section 6.5 shall not prevent the failure to make such payment from being an Event of Default hereunder. Nothing contained in this Article 6 or elsewhere in this Indenture, or in any of the Debentures, shall prevent the conversion of the Debentures when otherwise permitted under this Indenture or, except as prohibited by this Article 6, the application by the Trustee of any monies deposited with the Trustee hereunder for the purpose, to the payment of or on account of the Debenture Liabilities.

6.7	Confirmation of Subordination

Each Holder of Debentures by his or her acceptance of the Debentures authorizes and directs the Trustee on his or her behalf to take such action as may be necessary or appropriate, and as relying on the advice of counsel, to effect the subordination as provided in this Article 6 and appoints the Trustee as his attorney-in-fact for any and all such purposes. Upon request of the Company, and upon being furnished with an Officers’ Certificate stating that one or more named Persons are Senior Creditors and specifying the amount and nature of the Senior Indebtedness of such Senior Creditor, the Trustee shall enter into a written agreement or agreements with the Company and the Person or Persons named in such Officers’ Certificate providing that such Person or Persons are entitled to all the rights and benefits of this Article 6 as a Senior Creditor. Such agreement shall be conclusive evidence that the indebtedness specified therein is Senior Indebtedness, provided however, nothing herein shall impair the rights of any Senior Creditor who has not entered into such an agreement.

6.8	Knowledge of Trustee

Notwithstanding the provisions of this Article 6 or any provision in this Indenture or in the Debentures, the Trustee will not be charged with knowledge of any Senior Indebtedness or of any default in the payment thereof, or of the existence of any other fact that would prohibit the making of any payment of monies to or by the Trustee, or the taking of any other action by the Trustee, unless and until the Trustee has received written notice thereof from the Company, any Holder of Debentures or any Senior Creditor.

6.9	Trustee May Hold Senior Indebtedness

The Trustee is entitled to all the rights set forth in this Article 6 with respect to any Senior Indebtedness at the time held by it, to the same extent as any other Senior Creditor, and nothing in this Indenture deprives the Trustee of any of its rights as such Senior Creditor.

6.10	Rights of Holders of Senior Indebtedness Not Impaired

No right of any present or future Senior Creditor to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Company or by any non-compliance by the Company with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

6.11	Altering the Senior Indebtedness

The Senior Creditors have the right to extend, renew, modify or amend the terms of the Senior Indebtedness or any security therefor and to release, sell or exchange such security and otherwise to deal freely with the Company, all without notice to or consent of the Holders of Debentures or the Trustee and without affecting the provisions of this Article 6 or the other liabilities and obligations of the parties to this Indenture or the Holders of Debentures or the Trustee.

6.12	Right of Holder to Convert Not Impaired

The subordination of the Debentures to the Senior Indebtedness and the provisions of this Article 6 do not impair in any way the right of a Holder of Debentures to convert its Debentures pursuant to Article 5.

6.13	Invalidated Payments

In the event that any of the Senior Indebtedness shall be paid in full and subsequently, for whatever reason, such formerly paid or satisfied Senior Indebtedness becomes unpaid or unsatisfied, the terms and conditions of this Article 6 shall be reinstated and the provisions of this Article 6 shall again be operative until all Senior Indebtedness is repaid in full, provided that such reinstatement shall not give the Senior Creditors any rights or recourses against the Trustee or the Holders of Debentures for amounts paid to the Holders of Debentures subsequent to such payment or satisfaction in full and prior to such reinstatement.

6.14	Contesting Security

The Trustee, on behalf of the Holders of Debentures, agrees that it shall not contest or bring into question the validity, perfection or enforceability of any of the Senior Security, or the relative priority of the Senior Security.

ARTICLE 7
COVENANTS

7.1	Payment of Debentures

(a)           The Company shall promptly make all payments in respect of the Debentures on the dates and in the manner provided in the Debentures and this Indenture. A payment of principal or interest shall be considered paid on the date it is due if the Paying Agent (other than the Company) holds by 11:00 a.m., Toronto time, three Business Days preceding that date money and by 11:00 a.m. on the Business Day immediately preceding that date Common Shares sufficient to make the payment. Accrued and unpaid interest on any Debenture that is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid by cheque or wire transfer to the Person in whose name that Debenture is registered at the close of business on the Regular Record Date for such interest at the office or agency of the Company maintained for such purpose (or as otherwise directed by such Person and in the manner so directed). Any Make-Whole Payment or Redemption Price, if payable, shall be considered paid on the applicable date due if on the Business Day preceding the Final Instalment Date, Redemption Date or Mandatory Redemption Date, as applicable, the Trustee holds, in accordance with this Indenture, money and/or Common Shares, if applicable, sufficient to pay all such amounts then due. The Company shall, to the fullest extent permitted by law, pay interest in immediately available funds on overdue principal amount and interest at the annual rate borne by the Debentures compounded quarterly, which interest shall accrue from the date such overdue amount was originally due to the date payment of such amount, including interest thereon, has been made or duly provided for. All such interest shall be payable on demand.

(b)           Payment of the principal of, interest, Make-Whole Payment or other amounts, if any, on the Debentures shall be made by cheque mailed to the address of the Holder on the applicable record date entitled thereto as such address appears in the Register; provided further that a Holder with an aggregate principal amount in excess of $2,000,000 will be paid by wire transfer in immediately available funds at the election and direction of such Holder if such Holder has provided wire transfer instructions to the Trustee at least 10 Business Days prior to the payment date. Any wire transfer instructions received by the Trustee will remain in effect until revoked by the Holder.

(c)           Notwithstanding Section 7.1(b), if Debentures are represented by one or more Global Debentures, interest payments on Global Debentures will be made by wire transfer to the Trustee no later than 11:00 a.m. on the Business Day immediately preceding the Interest Payment Date for delivery to the Depository or its nominee, as the case may be. Principal amount payments on Global Debentures will be made by wire transfer delivered to the Depository or its nominee, as the case may be, at maturity against surrender to the Trustee of the Global Debenture. As long as the Depository or the nominee is the registered owner of a Global Debenture, the Depository or the nominee, as the case may be, will be considered the sole owner of the Global Debenture for the purposes of receiving payments on the Global Debenture and for all other purposes under the Indenture and the Global Debenture. The forwarding of any such payments to the Depository or the nominee shall satisfy and discharge the liability in respect of such amounts on such Debenture to the extent of the sum represented thereby (plus the amount of any tax deducted or withheld).

7.2	Reporting Requirements

(a)           The Company shall file with the Trustee within 15 days after the filing thereof with securities commissions or similar regulatory authorities in each of the provinces of Canada, copies of all reports and other information and documents that the Company is required to file with such securities commissions or similar regulatory authorities; provided however that any reports, information and documents filed on The System for Electronic Document Analysis and Retrieval (SEDAR) shall be deemed to be filed with the Trustee; and provided further that any confidential material change report (as described in Part 7 of National Instrument 51-102 Continuous Disclosure Obligations) shall not be filed with the Trustee until such report is made public. The Company will provide copies of such reports, information and documents to Holders upon request.

(b)           Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers’ Certificates).

7.3	Compliance Certificates

The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year of the Company (beginning with the fiscal year ending December 31, 2016), an Officers’ Certificate as to the signers’ knowledge of the Company’s compliance with all conditions and covenants on its part contained in this Indenture and stating whether or not the signers know of any Default or Event of Default. If such signers know of such a Default or Event of Default, the Officers’ Certificate shall describe the Default or Event of Default and the efforts to remedy the same. For the purposes of this Section 7.3, compliance shall be determined without regard to any grace period or requirement of notice provided pursuant to the terms of this Indenture.

7.4	Further Instruments and Acts

Upon request of the Trustee, the Company will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this Indenture.

7.5	Maintenance of Corporate Existence

Subject to Article 8, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence.

7.6	Maintenance of Office or Agency

The Company will maintain an office or agency of the Trustee, Registrar and Paying Agent and Conversion Agent where Debentures may be presented or surrendered for payment, where Debentures may be surrendered for registration of transfer, purchase, conversion or redemption and where notices and demands to or upon the Company in respect of the Debentures and this Indenture may be served. The Corporate Trust Office shall be the office or agency for all of the aforesaid purposes. The Company shall give prompt written notice to the Trustee of the location, and of any change in the location, of any such office or agency (other than a change in the location of the office of the Trustee). If at any time the Company fails to maintain any such required office or agency or fails to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the address of the Trustee set forth in Section 14.1. The Company may also from time to time designate one or more other offices or agencies where the Debentures may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency.

7.7	Withholding Matters

All payments made by or on behalf of the Company under or with respect to the Debentures (including, without limitation, any penalties, interest and other liabilities related thereto) will be made free and clear of and without withholding or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or elsewhere, or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (“Withholding Taxes”), unless the Company is required by law or the interpretation or administration thereof, to withhold or deduct any amounts for, or on account of, Withholding Taxes. If the Company is so required to withhold or deduct any amount for or on account of Withholding Taxes from any payment made under or with respect to the Debentures, the Company shall deduct and withhold such Withholding Taxes from any payment to be made under or with respect to the Debentures and, provided that the Company forthwith remits such withheld amount to the relevant governmental authority or agency, the amount of any such deduction or withholding will be considered an amount paid in satisfaction of the Company’s obligations under the Debentures. There is no obligation on the Company to gross-up or pay additional amounts to a Holder in respect of such deductions or withholdings. For greater certainty, if any amount is required to be deducted or withheld in respect of Withholding Taxes upon a conversion of a Debenture, the Company shall be entitled to liquidate such number of Common Shares (or other securities) issuable as a result of such conversion as shall be necessary in order to satisfy such requirement. The Company shall provide the Trustee with copies of receipts or other communications relating to the remittance of such withheld amount or the filing of any forms received from such government authority or agency promptly after receipt thereof.

ARTICLE 8
CONSOLIDATION; MERGER; CONVEYANCE; TRANSFER OR LEASE

8.1	Company may Consolidate, etc., Only on Certain Terms

(a)           The Company may not, without the consent of the Holders, consolidate with or amalgamate or merge with or into any Person (other than a direct or indirect wholly owned Subsidiary of the Company) or sell, convey, transfer or lease all or substantially all of the properties and assets of the Company to another Person (other than a direct or indirect wholly owned Subsidiary of the Company) unless:

(i)	the Person formed by such consolidation or into which the Company is amalgamated or merged, or the Person which acquires by sale, conveyance, transfer or lease all or substantially all of the properties and assets of the Company is a company incorporated and existing under the laws of Canada or any province or territory thereof or the laws of the United States and such company (if other than the company or the continuing company resulting from the amalgamation of the company with another company under the laws of Canada or any province or territory thereof) expressly assumes, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the obligations of the company under the Debentures and this Indenture and the performance or observance of every covenant and provision of this Indenture and the Debentures required on the part of the company to be performed or observed and the conversion rights shall be provided for in accordance with Article 5, by supplemental indenture satisfactory in form to the Trustee, executed and delivered to the Trustee, by the Person (if other than the company or the continuing company resulting from the amalgamation of the company with another company under the laws of Canada or any province or territory thereof) formed by such consolidation or into which the company shall have been merged or by the Person which shall have acquired the company’s assets;

(ii)	after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and

(iii)	if the company or the continuing company resulting from the amalgamation of the company with another company under the laws of Canada or any province or territory thereof will not be the resulting, continuing or surviving company, the Company shall have, at or prior to the effective date of such consolidation, amalgamation, merger or sale, conveyance, transfer or lease, delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer complies with this Article and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture complies with this Article, and that all conditions precedent herein provided for relating to such transaction have been complied with.

8.2	Successor Substituted

Upon any consolidation of the Company with, or amalgamation or merger of the Company into, any other Person or any sale, conveyance, transfer or lease of all or substantially all of the properties and assets of the Company and its Subsidiaries, taken as a whole, in accordance with Section 8.1, the successor Person formed by such consolidation or into which the Company is amalgamated or merged or to which such sale, conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor Person had been named as the Company herein, and thereafter, except in the case of a lease, and except for obligations the predecessor Person may have under a supplemental indenture entered into pursuant to Section 8.1(a)(iii), the predecessor Person shall be relieved of all obligations and covenants under this Indenture and the Debentures.

ARTICLE 9
DEFAULT AND REMEDIES

9.1	Events of Default

(a)           An “Event of Default” shall occur if:

(i)	the Company shall fail to pay when due the principal or premium, if any, on the Debentures when the same becomes due and payable whether at the Maturity Date, upon redemption, acceleration or otherwise and such failure continues for a period of five Business Days;

(ii)	the Company shall fail to pay an instalment of cash interest or Make-Whole Payment, if any, on any of the Debentures, which failure continues for 30 days after the date when due;

(iii)	the Company shall fail to deliver when due all cash and Common Shares deliverable upon conversion of the Debentures, which failure continues for 30 days;

(iv)	the Company shall fail to perform or observe any other material term, covenant or agreement contained in the Debentures or this Indenture for a period of 30 days after the receipt by the Company of a Notice of Default specifying such failure; or

(v)	if at any time a default is made by the Company or any Material Subsidiary, with respect to any indebtedness (excluding amounts due to the Holders), where the aggregate principal amount of such indebtedness exceeds an amount equal to the greater of 2% of the Consolidated Net Worth or $50,000,000 at such time and (A) if the default is a payment default, such default continues to exist for a period exceeding 30 days;

provided that if the payment obligation to which the default relates is accelerated, then the default shall constitute an Event of Default immediately following such acceleration, and (B) if the default is not a payment default, then as a result of the default and the passing of any applicable cure period, the maturity of the obligation is accelerated; provided that, in each case, if the default is cured prior to acceleration of the Debentures, then the Event of Default shall be deemed to have been cured;

(b)           the Company pursuant to or within the meaning of any Bankruptcy Law:

(i)	commences as a debtor a voluntary case or proceeding;

(ii)	consents to the entry of an order for relief against it in an involuntary case or proceeding or the commencement of any case against it;

(iii)	consents to the appointment of a Receiver of it or for all or substantially all of its property;

(iv)	makes a general assignment for the benefit of its creditors;

(v)	files a petition in bankruptcy or answer or consent seeking reorganization or relief; or

(vi)	consents to the filing of such a petition or the appointment of or taking possession by a Receiver; or

(c)           a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i)	grants relief against the Company in an involuntary case or proceeding or adjudicates the Company insolvent or bankrupt;

(ii)	appoints a Receiver of the Company or for all or substantially all of the property of the Company; or

(iii)	orders the winding up or liquidation of the Company;

and in each case the order or decree remains unstayed and in effect for 60 consecutive days. The term “Bankruptcy Law” means the Bankruptcy and Insolvency Act (Canada) (or any successor thereto), the Companies’ Creditors Arrangement Act (Canada) (or any successor thereto), or Title 11, United States Code (or any successor thereto) or any similar Canadian federal or provincial, United States or foreign law for the relief of debtors. The term “Receiver” means any receiver (interim or otherwise), trustee, assignee, liquidator, sequestrator or similar official under any Bankruptcy Law.

(d)           Notwithstanding Section 9.1(a), no Event of Default under Sections 9.1(a)(iv) or 9.1(a)(v) shall occur until the Trustee notifies the Company in writing, or the Holders of at least 25% in aggregate principal amount of the Debentures then outstanding notify the Company and the Trustee in writing, of the Default (a “Notice of Default”), and the Company does not cure the Default within the time specified in Sections 9.1(a)(iv) or 9.1(a)(v), as applicable, after receipt of such notice. A notice given pursuant to this Section 9.1(d) shall be given by registered or certified mail, must specify the Default, demand that it be remedied and state that the notice is a Notice of Default. When any Default under this Section 9.1(d) is cured, it ceases.

(e)           The Company will deliver to the Trustee, within five Business Days after becoming aware of the occurrence of a Default or Event of Default, written notice thereof.

(f)           The Trustee shall not be charged with knowledge of any Event of Default unless written notice thereof shall have been given to the Trustee by the Company, a Paying Agent (if other than the Trustee), any Holder or any agent of any Holder, including reference to the Section of this Indenture under which the Default or Event of Default has occurred.

9.2	Acceleration

If an Event of Default (other than an Event of Default specified in Sections 9.1(b) or 9.1(c)) occurs and is continuing with respect to the Company, the Trustee may, by notice to the Company, or the Holders of at least 25% in aggregate principal amount of the Debentures then outstanding may, by notice to the Company and the Trustee, declare the principal amount and accrued and unpaid interest, if any, through the date of declaration on all the Debentures to be immediately due and payable. Upon such a declaration, such principal amount and such accrued and unpaid interest, if any, shall be due and payable immediately. If an Event of Default specified in Sections 9.1(b) or 9.1(c) occurs in respect of the Company and is continuing, the principal amount and accrued but unpaid interest, if any, on all the Debentures shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders of Debentures. The Holders of a majority in aggregate principal amount of the Debentures then outstanding by notice to the Trustee may rescind an acceleration and its consequences. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

9.3	Other Remedies

(a)           If an Event of Default occurs and is continuing, the Trustee may, but shall not be obligated to, pursue any available remedy under this Indenture, or by proceeding at law or in equity to collect payment of the principal amount and accrued and unpaid interest, if any, on the Debentures or to enforce the performance of any provision of the Debentures or this Indenture.

(b)           The Trustee may maintain a proceeding even if it does not possess any of the Debentures or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy under this Indenture is exclusive of any other remedy. All available remedies are cumulative to the extent permitted by applicable law.

9.4	Waiver of Defaults and Events of Default

Subject to Sections 9.7 and 12.2, the Holders of 66⅔% in aggregate principal amount of the Debentures then outstanding by notice to the Trustee may waive an existing Default or Event of Default and its consequences. When a Default or Event of Default is waived in accordance with this Section 9.4, it is cured and ceases.

9.5	Control by Majority

The Holders of a majority in aggregate principal amount of the Debentures then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture, that the Trustee determines may be unduly prejudicial to the rights of another Holder or the Trustee, or that may involve the Trustee in personal liability unless the Trustee is offered funding and indemnity satisfactory to it; provided, however, that the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

9.6	Limitations on Suits

(a)           A Holder may not pursue any remedy with respect to this Indenture or the Debentures (except actions for payment of overdue principal, premium or Make-Whole Payment, if any, or interest or for the conversion of the Debentures pursuant to Article 5) unless:

(i)	the Holder gives to the Trustee written notice of a continuing Event of Default;

(ii)	the Holders of at least 25% in aggregate principal amount of the then outstanding Debentures make a written request to the Trustee to pursue the remedy;

(iii)	such Holder or Holders offer reasonable funding and indemnity to the Trustee against any loss, liability or expense;

(iv)	the Trustee does not comply with the request within 60 days after receipt of the request and the offer of funding and indemnity; and

(v)	no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in aggregate principal amount of the Debentures then outstanding.

(b)           No Holder of a Debenture shall have any right under any provision of this Indenture or the Debentures to affect, disturb, or prejudice the rights of another Holder of a Debenture or to obtain a preference or priority over another Holder of a Debenture.

9.7	Rights of Holders to Receive Payment and to Convert

Notwithstanding any other provision of this Indenture, the right of any Holder of a Debenture to receive payment of the principal amount, interest, Make-Whole Payment or Redemption Price, if any, in respect of the Debentures held by such Holder, on or after the respective due dates expressed in the Debentures and this Indenture (whether upon redemption, repurchase or otherwise), and to convert such Debentures in accordance with Article 5, and to bring suit for the enforcement of any such payment on or after such respective due dates or for the right to convert in accordance with Article 5, is absolute and unconditional and shall not be impaired or affected without the consent of the Holders of the majority of the aggregate principal amount of Debentures then outstanding.

9.8	Collection Suit by Trustee

If an Event of Default described in clause (i) or (ii) of Section 9.1(a) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company or another obligor on the Debentures for the whole amount owing with respect to the Debentures and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

9.9	Trustee may File Proofs of Claim

The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders allowed in any judicial proceedings relative to the Company (or any other obligor on the Debentures), its creditors or its property and shall be entitled and empowered to collect and receive any money or other property payable or deliverable on any such claims and to distribute the same, and any Receiver in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 10.8, and to the extent that such payment of the reasonable compensation, expenses, disbursements and advances in any such proceedings shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other property which the Holders may be entitled to receive in such proceedings, whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to, or, on behalf of any Holder, to authorize, accept or adopt any plan of reorganization, arrangement, adjustment or composition affecting the Debentures or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

9.10	Priorities

(a)           If the Trustee collects any money pursuant to this Article 9, it shall pay out the money in the following order:

(i)	first, to the Trustee for amounts due under Section 10.8;

(ii)	second, to Holders for amounts due and unpaid on the Debentures for the principal, interest and any Make-Whole Payment, as applicable, ratably, without preference or priority of any kind, according to such respective amounts due and payable on the Holders’ Debentures;

(iii)	third, to such other Person or Persons, if any, to the extent entitled thereto; and

(iv)	fourth, the balance, if any, to the Company.

(b)           The Trustee may fix a record date and payment date for any payment to Holders pursuant to this Section 9.10.

ARTICLE 10
TRUSTEE

10.1	Indenture Legislation

(a)           If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Indenture Legislation, such mandatory requirement shall prevail.

(b)           The Company and the Trustee agree that they will at all times, in relation to this Indenture and any action to be taken hereunder observe and comply with and be entitled to the benefits of Indenture Legislation.

10.2	Corporate Trustee Required Eligibility

The Company hereby appoints CST Trust Company as initial trustee and CST Trust Company hereby accepts such appointment. Any successor Trustee shall at all times be a corporation organized under the laws of Canada, or any province thereof. The Trustee hereby represents to the Company that at the date of execution and delivery by it of this Indenture, it is duly authorized and qualified to carry on the business of a trust company in each of the provinces and territories of Canada. If at any time the Trustee shall cease to be eligible in accordance with this Article 10, it shall resign immediately in the manner and with the effect hereinafter specified in this Article 10.

10.3	Obligations of Trustee

(a)           The Trustee shall exercise such of the rights and powers vested in it by this Indenture and use the same degree of care and skill in its exercise as a prudent corporate trustee would exercise or use in respect of corporate debt instruments.

(b)           The Trustee shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required to do so under the terms hereof. The obligation of the Trustee to commence or continue any act, action or proceeding under this Indenture shall be conditional upon its receipt of the following:

(i)	where applicable, a resolution of the Holders, or such other notice or direction as is required pursuant to this Indenture, specifying the action or proceeding which the Trustee is requested, directed or authorized to take;

(ii)	sufficient funds to commence or continue such act, action or proceeding; and

(iii)	an indemnity satisfactory to the Trustee to protect and hold harmless the Trustee and its affiliates, successors, assigns, and directors, officers, employees and agents against the costs, charges, expenses and liabilities to be incurred thereby and any losses and damages which may be suffered by reason thereof.

(c)           The Trustee shall not be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Trustee and in the absence of any such notice the Trustee may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice shall in no way limit any discretion herein given to the Trustee to determine whether or not the Trustee shall take action with respect to any default.

(d)           The Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(i)	this paragraph does not limit the effect of Section 10.1(b);

(ii)	the Trustee shall not be liable for any error of judgment made in good faith; and

(iii)	the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 9.5.

(e)           No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers unless the Trustee shall have received adequate funding and indemnity in its opinion against potential costs and liabilities incurred by it relating thereto.

(f)           Every provision of this Indenture that in any way relates to the Trustee is subject to subsections (a), (b), (c) and (d) of this Section 10.3.

(g)           The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

10.4	Rights of Trustee

Subject to Section 10.1:

(a)           The Trustee may act and rely conclusively on any document believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document, but may require reasonable evidence of the due execution of any such document.

(b)           Before the Trustee acts or refrains from acting, it may require an Officers’ Certificate or an Opinion of Counsel, which shall conform to Section 14.2(b). The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officers’ Certificate or Opinion of Counsel.

(c)           The Trustee may act through its agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(d)           The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers.

(e)           The Trustee may employ or retain such agents, counsel, accountants, appraisers, engineers or other experts or advisors as it reasonably requires for the purpose of determining and discharging its rights and duties and administering the trusts hereunder and may pay reasonable remuneration for all services so performed by any of them (including the reasonable disbursements and expenses of any such agents, counsel, accountants, engineers, experts or advisors), and shall not be responsible for any misconduct on the part of any of them. Any reasonable remuneration so paid by the Trustee shall be repaid to the Trustee in accordance with Section 10.8.

(f)           The Trustee may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraiser, engineer or other expert or advisor, whether retained or employed by the Company or by the Trustee, in relation to any matter arising in the administration of the trusts hereof and the Trustee shall not be responsible for any loss occasioned by so acting unless such action was taken in bad faith or such action constitutes negligence or wilful misconduct.

(g)           The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have provided funding and indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

(h)           The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney at the sole cost of the Company, and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation.

(i)           The Trustee shall not be deemed to have notice of any Default or Event of Default unless written notice of any event which is in fact such a Default is received by the Trustee at the Corporate Trust Office, and such notice references the Debentures and this Indenture.

(j)           The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, including, without limitation as Paying Agent, Registrar and Conversion Agent, and to each agent, custodian and other Person employed to act hereunder.

(k)           The Trustee shall not be required to exercise any powers and shall not have any responsibilities except as expressly provided in this Indenture and shall have no obligation to recognize nor have any liability or responsibility arising under any other document or agreement to which the Trustee is not a party, notwithstanding that reference thereto may be made herein.

10.5	Individual Rights of Trustee

The Trustee in its individual or any other capacity may become the owner or pledgee of Debentures and may otherwise deal with the Company or an Affiliate of the Company with the same rights it would have if it were not Trustee.

10.6	Trustee’s Disclaimer

The Trustee makes no representation as to the validity or adequacy of this Indenture or the Debentures or of any recitals or statements of fact herein. It shall not be accountable for the Company’s use of the Debentures or any proceeds from the Debentures and it shall not be responsible for any statement in the Debentures other than its certificate of authentication.

10.7	Notice of Default or Events of Default

Subject to Sections 10.3(c) and 10.4(i), if a Default or an Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each Holder of a Debenture (and to beneficial owners as required by applicable law) notice of all uncured Defaults or Events of Default known to it within 30 days after such becomes known to the Trustee. However, the Trustee may withhold the notice if and for so long as it in good faith determines that withholding such notice is in the interests of Holders of Debentures, provided the Trustee gives notice to the Company in writing, and except in the case of a Default or an Event of Default in payment of any amount payable under this Indenture or the Debentures when due, or the Company’s failure to convert Debentures when obligated to convert them.

10.8	Compensation

The Trustee shall be entitled to compensation and to be remunerated for the performance of its duties hereunder as separately agreed upon with the Company in the Fee Letter and the Company shall reimburse the Trustee, upon its request, for all reasonable costs and expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its counsel and all other advisers and assistants not regularly in its employ), both before any Default and thereafter until all duties of the Trustee under this Indenture shall be finally and fully performed. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust. Any amount due and owing pursuant to the Fee Letter that remains unpaid by the Company 30 days after written request for payment will bear interest from the expiration of such period at a rate per annum equal to the then current rate charged by the Trustee, payable by the Company on demand by the Trustee. After Default, all amounts so payable and the interest thereon shall be payable out of any funds coming into the possession of the Trustee or its successors in the trusts hereunder in priority to any payment of any amount payable under this Indenture or the Debentures. Such remuneration shall continue to be payable until the trusts hereof shall be finally wound up, whether or not the trusts of this Indenture shall be in course of administration by or under the direction of a court.

10.9	Indemnification

(a)           Subject to Sections 10.9(b) and 10.11, the Trustee, its successors and permitted assigns, and every attorney, manager, agent, delegate or other person appointed by either of them under this Indenture (“Indemnified Parties”) are each hereby indemnified by the Company from and against all losses, liabilities, claims, proceedings, actions, demands, suits, assessments, damages, interest, penalties and all costs and expenses in connection therewith (collectively, “Losses”) which each may incur or which may be made or brought against any of them as a result of the execution or purported execution of the duties or obligations of the Trustee under or pursuant to this Indenture or under any indentures or agreements made or to be made between the Trustee and the Company relating to the function of the Trustee as Trustee or in any of its capacities as Agent for the Debentures or arising from or in connection with any actions or omissions of the Indemnified Parties in respect of this Indenture. This indemnity shall survive the resignation or removal of the Trustee and the termination or discharge of this Indenture.

(b)           If any action or claim shall be brought against an Indemnified Party in respect of which it appears to the Trustee that indemnity may be sought by such Indemnified Party from the Company pursuant to Section 10.9(a), the Trustee shall as soon as practicable notify the Company in writing of such action or claim. Failure by the Trustee to so notify the Company shall not relieve the Company of its obligation of indemnification hereunder unless (and only to the extent that) such failure results in forfeiture by the Company of substantive rights and defences. The Company shall, subject as hereinafter in this Section 10.9(b) provided, be entitled (but not required) to assume the defence of any such action or claim through legal counsel selected by the Company and acceptable to the Trustee acting reasonably and no admission of liability shall be made by the Company or by any Indemnified Party without, in each case, the prior written consent of the other of them, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel of its choosing in any such action or claim and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless (i) the Company fails to assume the defence of such action or claim within a reasonable period of time; (ii) the employment of such counsel has been authorized in writing by the Company; or (iii) the named parties to such action or claim include both the person seeking indemnity and the Company and the person seeking indemnity shall have been advised by counsel that there may be one or more legal defences available to the person seeking indemnity that are different from or in addition to those available to the Company, as the case may be, in which case, if the person seeking indemnity notifies the Company in writing that it elects to employ its own legal advisers at the expense of the Company, the Company shall not have the right to assume such defence on behalf of the person seeking indemnity but shall be liable to pay the reasonable fees and expenses of such counsel, it being understood that such counsel shall be acceptable to the Company, acting reasonably, and the Company shall not in connection with any one action or claim or separate but substantially similar or related actions or claims in the same jurisdiction arising out of the same general allegations or circumstances be liable for the reasonable fees and expenses of more than one separate law firm for all Indemnified Parties.

(c)           CST Trust Company has entered into this agreement and any document delivered in connection herewith solely in its capacity as Trustee and not in its personal capacity. Whenever any reference is made in this Indenture or in any document delivered in connection herewith, to an act to be performed by the Trustee, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee for and on behalf of the Company. Any and all of the representations, undertakings, covenants, indemnities, agreements and other obligations (in this section, collectively “obligations”) made on the part of the Trustee herein of therein are made and intended not as personal obligations of or by CST Trust Company or for the purpose or with the intention of binding CST Trust Company in its personal capacity, but are made and intended for the purpose of binding only the Trustee in its capacity as Trustee or Agent. No property or assets of CST Trust Company, whether owned beneficially by it in its personal capacity or otherwise, will be subject to levy, execution or other enforcement procedures with regard to any of the Trustee’s obligations hereunder. No recourse may be had or taken, directly or indirectly, against CST Trust Company in its personal capacity, or any incorporator, shareholder, officer, director, employee or agent of CST Trust Company or of any predecessor or successor of CST Trust Company, with regards to the Trustee’s obligations hereunder.

10.10	Reliance on Minutes

The Trustee shall not be responsible for having acted upon any resolution purporting to have been passed at any meeting of the Holders held pursuant to Article 13 in respect whereof minutes have been made and signed even though it may subsequently be found that there was some defect in the constitution of the meeting or the passing of the resolution or that for any reason the resolution was not valid or binding upon the Holders.

10.11	No Entitlement to Indemnity

Notwithstanding any other provision of this Article 10, if and to the extent that a court of competent jurisdiction, in a final non-appealable judgment in a proceeding in which the Trustee or any other Indemnified Party is named as a party, determines that Losses under an action or claim were caused primarily and directly by or resulted primarily and directly from an Indemnified Party’s fraud, negligence or wilful misconduct, the Indemnified Parties shall not be entitled to any indemnity hereunder and shall be required to reimburse any funds advanced by the Company to the Indemnified Parties pursuant to the indemnity set out in Section 10.9(a) in respect of such action or claim and thereafter, the indemnity set out in Section 10.9(a) shall cease to apply to the Indemnified Parties in respect of such action or claim.

10.12	Force Majeure

The Trustee shall not be liable, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 10.12.

10.13	Replacement of Trustee

(a)           No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Section 10.13 shall become effective until the acceptance of appointment by the successor Trustee under this Section 10.13.

(b)           The Trustee may resign at any time by giving to the Company 60 days’ written notice thereof or such shorter notice as the Company may accept. If an instrument of acceptance by a successor Trustee shall not have been delivered to the resigning Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee.

(c)           The Trustee may be removed at any time by consent of the Holders of not less than 66⅔% of the aggregate principal amount of Debentures then outstanding.

(d)           The Company may remove the Trustee at any time, so long as no Default or Event of Default has occurred and is continuing, and appoint a successor Trustee in accordance with this Section 10.13.

(e)           If a successor Trustee does not take office within 45 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company or the Holders of 10% in principal amount of the Debentures then outstanding may petition any court of competent jurisdiction for the appointment of a successor Trustee at the expense of the Company.

(f)           If at any time:

(i)	the Trustee shall fail to comply with the provisions of Section 10.3; or

(ii)	the Trustee shall cease to be eligible under Section 10.14 and shall fail to resign after written request therefor by the Company or by any Holder; or

(iii)	the Trustee shall become incapable of acting or shall be adjudged as bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any case,

(iv)	the Company may remove the Trustee; or

(v)	in the case of Section 10.13(f)(i), a Holder and any other interested party, and in the case of Sections 10.13(f)(ii) and 10.13(f)(iii), any Holder may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(g)           A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Immediately after that and following the payment of all outstanding fees and expenses owed to the Trustee under this Indenture, the retiring Trustee shall transfer all property held by it as Trustee to the successor Trustee and be released from its obligations (exclusive of any liabilities that the retiring Trustee may have incurred while acting as Trustee) hereunder, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. A successor Trustee shall mail notice of its succession to each Holder.

(h)           A retiring Trustee shall not be liable for the acts or omissions of any successor Trustee after its succession.

(i)           Notwithstanding replacement of the Trustee pursuant to this Section 10.13, the Company’s obligations under Section 10.8 shall continue for the benefit of the retiring Trustee.

10.14	Successor Trustee by Merger, etc.

If the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business (including the administration of this Indenture) to another corporation the resulting, surviving or transferee corporation, without any further act, shall be the successor Trustee; provided such transferee corporation shall qualify and be eligible under Section 10.2. Such successor Trustee shall promptly mail notice of its succession to the Company and each Holder (and to beneficial owners as required by applicable law).

10.15	Third Party Interests

Each party to this Indenture hereby represents to the Trustee that any account to be opened by, or interest to be held by, the Trustee in connection with this Indenture, for or to the credit of such party, either (a) is not intended to be used by or on behalf of any third party; or (b) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Trustee’s prescribed form as to the particulars of such third party.

10.16	Trustee Not Bound to Act

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the Company, provided: (a) that the Trustee’s written notice shall describe the circumstances of such non-compliance; and (b) that if such circumstances are rectified to the Trustee’s satisfaction within such 10 day period, then such resignation shall not be effective.

10.17	Documents Forwarded to the Company

As soon as practicable after the sixth anniversary of the termination of this Indenture, the Trustee shall, at the written request of the Company, deliver to the Company a certificate of destruction of all of those certificates referred to in Section 2.9. Immediately prior to the termination of this Indenture, the Trustee shall deliver to the Company all other property in its possession as a result of this Indenture and not at such time otherwise disposed of in accordance with the terms of this Indenture.

10.18	No Conflict of Interest

The Trustee represents to the Company that at the date of the execution and delivery of this Indenture there exists no material conflict of interest in the Trustee’s role as Trustee hereunder. If at any time a material conflict of interest exists in respect of the Trustee’s role as Trustee under this Indenture that is not eliminated within 90 days after the Trustee becomes aware that such a material conflict of interest exists, the Trustee shall resign from the trusts under this Indenture by giving notice in writing of such resignation and the nature of such conflict to the Company at least 21 days prior to the date upon which such resignation is to take effect, and shall on the effective date of such resignation be discharged from all further duties and liabilities hereunder. The validity and enforceability of this Indenture and any Debentures shall not be affected in any manner whatsoever by reason only of the existence of a material conflict of interest of the Trustee.

ARTICLE 11
SATISFACTION AND DISCHARGE OF INDENTURE

11.1	Non-Presentation of Debentures

In case a Holder shall fail to present a Debenture for payment on the date on which the principal thereof and premium or Make-Whole Payment, if any, thereon and the interest thereon or represented thereby becomes payable either on the Maturity Date or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Trustee may require:

(a)           the Company shall be entitled to pay to the Trustee and direct it to set aside;

(b)           in respect of monies or Common Shares in the hands of the Trustee which may or should be applied to the payment of the Debentures, the Company shall be entitled to direct the Trustee to set aside; or

(c)           if the redemption was pursuant to notice given by the Trustee, the Trustee may itself set aside;

the principal monies and the premium or Make-Whole Payment, if any, and the interest, as the case may be, in trust to be paid to the Holder upon due presentation or surrender of the Debenture in accordance with the provisions of this Indenture; and thereupon the principal monies and premium or Make-Whole Payment, if any, and/or the interest payable on or represented by each Debenture in respect whereof such monies have been set aside shall be deemed to have been paid and the Holder thereof shall thereafter have no right in respect thereof except that of receiving payment of the monies so set aside by the Trustee upon due presentation and surrender thereof, subject always to Section 11.2.

11.2	Repayment to Company

The Trustee and each Paying Agent shall, subject to applicable abandonment of property laws, remit to the Company upon request any money and/or Common Shares, if applicable, held by them for the payment of amounts due and payable under this Indenture and the Debentures that remains unclaimed for six years after a right to such money and/or Common Shares, if applicable, have matured. After remittance to the Company, Holders entitled to money and/or Common Shares, if applicable, must look to the Company for payment as general creditors unless an applicable abandoned property law designates another person.

11.3	Discharge of Indenture

The Trustee shall at the Written Direction and at the expense of the Company cancel and discharge this Indenture and release the Company from the covenants herein contained (except as to the provisions relating to the indemnification of the Trustee) upon being furnished with evidence satisfactory to it that the Company has (a) paid the principal monies of, the premium or Make-Whole Payment, if any, and the interest due or to become due on, all of the Debentures for the time being outstanding hereunder, and also all monies and/or Common Shares payable hereunder by the Company (including payment of all unpaid Trustee fees and expenses), or (b) in a manner satisfactory to the Trustee, made due provision for payment of all of the principal monies of, the premium or Make-Whole Payment, if any, and the interest due or to become due on, all of the Debentures for the time being outstanding hereunder at the times and in the manner therein and herein provided, and also all other monies payable hereunder by the Company (including payment of all unpaid Trustee fees and expenses), and provided also that the principal of all the Debentures then outstanding has matured or will mature, either by passage of time and/or by call for redemption, within a period not exceeding 12 months from the time a cancellation and discharge of this Indenture is requested by the Company. All monies and/or Common Shares payable to the Holders shall be promptly paid to the Holders upon receipt thereof by the Trustee from the Company or a Paying Agent, if any.

ARTICLE 12
AMENDMENTS, SUPPLEMENTS AND WAIVERS

12.1	Without Consent of Holders

(a)           Subject to the prior written consent of the TSX or such other exchange on which the Common Shares are then listed, the Company and the Trustee may amend or supplement this Indenture or the Debentures without notice to or consent of any Holder of a Debenture for the purpose of:

(i)	evidencing a successor to the Company and the assumption by that successor of the Company’s obligations under this Indenture and the Debentures;

(ii)	adding to the Company’s covenants for the benefit of the Holders or surrendering any right or power conferred upon the Company;

(iii)	securing the Company’s obligations in respect of the Debentures;

(iv)	adding a guarantor of the Debentures;

(v)	evidencing and providing for the acceptance of the appointment of a successor Trustee in accordance with Article 10;

(vi)	complying with any requirements in order to effect or maintain the qualification of this Indenture under Indenture Legislation;

(vii)	providing for conversion rights of Holders if any reclassification, recapitalization or other change of Common Shares or any consolidation, amalgamation, arrangement, merger or sale, conveyance, transfer or lease of all or substantially all of the Company’s property and assets occurs or otherwise complying with the provisions of this Indenture in the event of a merger, amalgamation, consolidation or sale, conveyance, transfer or lease of assets (including pursuant to the provisions of Section 5.9 and Article 8);

(viii)	curing any ambiguity, omission, inconsistency or correcting or supplementing any defective provision contained in this Indenture; or

(ix)	modifying any other provisions of this Indenture in any manner that will not adversely affect the interests of the Holders in any material respect.

12.2	With Consent of Holders

(a)           Subject to Section 12.1, the Company and the Trustee may amend or supplement this Indenture or the Debentures by the adoption of a resolution at a meeting by Holders of at least two-thirds in aggregate principal amount of the Debentures represented at the meeting held in accordance with Article 13.

(b)           After an amendment, supplement or waiver under this Section 12.2 becomes effective, the Company shall promptly mail to the Holders affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or waiver.

12.3	Revocation and Effect of Consents

(a)           Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder is a continuing consent by the Holder and every subsequent Holder of a Debenture or portion of a Debenture that evidences the same debt as the consenting Holder’s Debenture, even if notation of the consent is not made on any Debenture. However, any such Holder or subsequent Holder may revoke the consent as to its Debenture or portion of a Debenture if the Trustee receives the notice of revocation before the date the amendment, supplement or waiver becomes effective.

(b)           After an amendment, supplement or waiver becomes effective in accordance with the approvals required by this Indenture, it shall bind every Holder of a Debenture and every subsequent Holder of a Debenture or portion of a Debenture that evidences the same debt as the consenting Holder’s Debenture.

12.4	Notation on or Exchange of Debentures

If an amendment, supplement or waiver changes the terms of a Debenture, the Trustee may require the Holder of the Debenture to deliver it to the Trustee. The Trustee may place an appropriate notation on the Debenture about the changed terms and return it to the Holder. Alternatively, if the Company or the Trustee so determines, the Company in exchange for the Debenture shall issue and the Trustee shall authenticate a new Debenture that reflects the changed terms.

12.5	Trustee to Sign Amendments, etc.

The Trustee shall sign any amendment or supplemental indenture authorized pursuant to this Article 12 if the amendment or supplemental indenture does not adversely affect the rights, duties, liabilities or immunities of the Trustee. If it does, the Trustee may sign the amendment or supplemental indenture, in its sole discretion, but need not sign it. In signing or refusing to sign such amendment or supplemental indenture, the Trustee shall be entitled to receive and, subject to Section 10.1, shall be fully protected in relying upon, an Opinion of

Counsel stating that such amendment or supplemental indenture is authorized or permitted by this Indenture.

12.6	Effect of Supplemental Indentures

Upon the execution of any supplemental indenture under this Article 12, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Debentures theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

ARTICLE 13
MEETINGS OF HOLDERS

13.1	Convening of Meetings

The Trustee or the Company may at any time convene a meeting of the Holders and the Trustee shall do so upon a requisition in writing by the Holders of Debentures representing not less than 25% of the aggregate principal amount of Debentures and upon being funded and indemnified to its reasonable satisfaction by the Company or by the Holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting. If the Trustee fails within 30 days after receipt of any such request and such indemnity to give notice convening a meeting, the Company or such Holders, as the case may be, may convene such meeting. Every meeting shall be held in Toronto, Ontario or such other place in Canada as the Company and the Trustee may decide.

13.2	Notice of Meeting

Notice of all meetings of Holders shall be sent to all Holders entitled thereto within all time periods and in accordance with all legal requirements applicable to meetings of the Company’s securityholders (including the requirements of National Instrument 54-101). A copy of the notice shall be sent to the Company (unless the meeting shall be convened by the Company) and the Trustee (unless the meeting shall be convened by the Trustee). Such notice shall state the time and place at which the meeting is to be held and shall briefly state the nature of the business proposed to be transacted thereat, and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 13. The accidental omission to give notice of any meeting or any irregularity in the notice of any meeting or the non-receipt of any notice by any Holders, the Trustee or the Company shall not invalidate any resolution passed or any proceedings taken at any meeting of Holders. Any Holder present, either in person or by proxy, at any meeting of the Holders shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

13.3	Quorum

A quorum for the transaction of business at any meeting of Holders shall be Holders present in person, or represented by proxy and owning or representing at least 15% of the aggregate principal amount of the Debentures entitled to vote at the meeting. If a quorum is present at the opening of any meeting of Holders, the Holders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present within 30 minutes from the time fixed for the holding of a meeting, the meeting, if convened by or on the requisition of Holders, shall be dissolved, but if convened by or on the requisition of the Company or the Trustee, then the meeting shall be adjourned to the same day in the next following week (unless such day is not a Business Day, in which case it shall be adjourned to the following Business Day) at the same time and place, and no notice shall be required to be given in respect of such adjourned meeting. At any such adjourned meeting, the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent at least 15% of the aggregate principal amount of the Debentures then outstanding.

13.4	Chairman

A person (who may, but need not be, a Holder or the proxyholder or representative of a Holder) nominated in writing by the Trustee shall be entitled to take the chair at every meeting of Holders and if no person is so nominated or if at any meeting a person so nominated shall not be present within five minutes after the time appointed for holding the meeting the Holders present in person or by proxy shall choose any one of their number to be Chairman.

13.5	Attendance

The Trustee and the Company and their duly authorized representatives may attend and speak at any such meeting.

13.6	Power to Adjourn

The Chairman of a meeting at which a quorum of Holders is present may, with the consent of the Holders of a majority of the aggregate principal amount of the Debentures present or represented thereat, adjourn such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

13.7	Voting

(a)           Every question submitted to a meeting of the Holders shall be decided in the first instance by a show of hands unless a poll is demanded pursuant to Section 13.9. The Chairman shall not on either a show of hands or a poll have a casting vote. On a show of hands, every Holder (or its duly appointed proxy) who (being an individual) is present in person or (being a company) is present by its duly authorized representative shall have one vote.

(b)           In the case of a Global Debenture, the Depository may appoint or cause to be appointed a Person or Persons as proxies and shall designate the number of votes entitled to each such Person, and each such Person shall be entitled to be present at any meeting of Holders and shall be the Persons entitled to vote at such meeting in accordance with the number of votes set out in the Depository’s designation.

13.8	Chairman’s Declarations

At any meeting of the Holders, unless a poll on any question is demanded by the Chairman or by any Holder present in person or by proxy, a declaration by the Chairman that a resolution has been carried or lost or carried by a particular majority shall be conclusive evidence of that fact.

13.9	Polls

If at any meeting of Holders a poll is demanded by one or more Holders or proxyholders for Holders of at least $5,000,000 principal amount of Debentures, a poll shall be taken in such manner and either at once or, subject to Section 13.12, after such adjournment. The demand for a poll may be withdrawn. On a poll every Holder who is present in person or by proxy shall have one vote for each $1,000 principal amount of Debentures held by such Holder on the record date fixed for the meeting.

13.10	Objections and Errors

If (a) any objection shall be raised to the qualification of any voter (whether on a show of hands or on a poll), (b) any votes have been counted which ought not to have been counted or which might have been rejected or (c) any votes have not been counted which ought to have been counted, then the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the Chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the Chairman decides that the same may have affected the decision of the meeting. The decision of the Chairman on such matters shall be final and conclusive for all purposes.

13.11	Adjournments

The Chairman may with the consent of any meeting at which a quorum is present adjourn the same from time to time and from place to place. If a meeting of Holders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a meeting of Holders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given in the same manner as for an original meeting. Any business may be brought before or dealt with at any adjourned meeting for which no notice is required which might have been brought before or dealt with at the original meeting in accordance with the notice calling same.

13.12	Time and Place of Polls

Any poll demanded at any meeting on the election of a Chairman or on any question of adjournment shall be taken at the meeting without adjournment. A poll demanded on any other question shall be taken at such time and place as the Chairman directs.

13.13	Entitlement to Vote

The Holder or in the case of joint Holders any one of them shall be entitled to vote in respect of any Debenture either in person or by proxy and in the latter case as if such joint Holder were solely entitled thereto and if more than one joint Holder be present at any meeting either personally or by proxy the joint Holder so present who is first named on the relevant Debenture shall alone be entitled to vote in respect thereof.

13.14	Form of Proxy

Every Holder entitled to vote at a meeting of Holders may appoint a proxyholder, or one or more alternate proxyholders, to attend and act as its representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the Holder or its attorney and shall conform with the requirements of the Act.

Alternatively, every such Holder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of Holders and such individual may exercise on the Holder’s behalf all the powers it could exercise if it were an individual Holder. The authority of such an individual shall be established by depositing with the Trustee a certified copy of such resolution, or in such other manner as may be satisfactory to the Trustee or the Chairman of the meeting.

If the Holder of record is deceased, his or her personal representative, upon filing with the secretary of the meeting sufficient proof of his or her appointment shall be entitled to exercise the same voting rights at any meeting of the Holders as the Holder of record would have been entitled to exercise if he or she were living.

13.15	Identity of Proxyholder

A proxyholder need not be a Holder.

13.16	Lodging of Proxies

The instrument appointing a proxyholder and the power of attorney or the other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be deposited at the office of the Trustee at which notices may from time to time be served on the Trustee under Section 14.1 or such other place as shall be appointed for that purpose in the notice convening the meeting or in any document accompanying such notice not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the Holder or revocation of the proxy or of the power or authority under which the instrument of proxy was signed or the transfer of the Debentures in respect of which the vote is given provided no intimation in writing of the death, insanity, revocation or transfer shall have been received at the said office of the Trustee at which notices may from time to time be given to it under Section 14.1 not less than 48 hours before the commencement of the meeting or adjourned meeting at which the instrument of proxy is to be used. No instrument appointing a proxyholder or power or authority shall be valid after the expiration of 12 months from the date specified in it as the date of its execution. The instrument appointing a proxyholder shall be deemed to confer authority to demand or join in demanding a poll.

13.17	Binding Effect of Resolutions

Every resolution passed in accordance with this Article 13 at a meeting of the Holders shall be binding upon all the Holders, whether present or not present at such meeting, and each of the Holders and the Trustee (subject in the case of the Trustee to Section 10.9(a) and 12.5) shall be bound to give effect thereto accordingly.

13.18	Resolutions in Writing

A resolution in writing signed by or on behalf of Holders who, at the relevant time, are holders of Debentures representing 66⅔% of the aggregate principal amount of all Debentures shall for all purposes be as valid and effectual as a resolution passed at a meeting of Holders duly convened and held in accordance with this Article 13. Such resolution in writing may be contained in one document or in several documents in like form each signed by or on behalf of one or more Holders.

13.19	Minutes

Minutes of all resolutions and proceedings at every meeting of Holders shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee and any such minutes if purporting to be signed by the Chairman of the meeting at which such resolutions were passed or proceedings had, or by the Chairman of the next succeeding meeting of the Holders, shall be prima facie evidence of the matters therein contained and, unless the contrary is proved, every such meeting in respect of the proceedings of which minutes have been made shall be deemed to have been duly convened and held and all resolutions passed thereat or proceedings had shall be deemed to have been duly passed and had.

13.20	Record Date

The Company may set a record date for purposes of determining the identity of Holders entitled to vote or consent to any action by vote or consent authorized or permitted under this Indenture, which record date shall not be more than 45 days prior to the date of the commencement of solicitation of such action. If a record date is fixed as aforesaid, those Persons who were Holders of Debentures at the close of business on such record date (or their duly designated proxies), and only those Persons, shall be entitled to take such action by vote or consent or to revoke any vote or consent previously given, whether or not such Persons continue to be Holders after such record date.

13.21	Other Procedural Matters

If any matter shall arise in connection with the procedure for meetings of Holders and such matter is not addressed in this Indenture, the by-laws of the Company and the provisions of the Act shall apply to such matter, mutatis mutandis.

13.22	Rules by Trustee, Paying Agent, Registrar and Conversion Agent

The Trustee, or the Company with the approval of the Trustee, may from time to time make such other reasonable rules not inconsistent with the terms of this Indenture for action by or at a meeting of Holders. Any Registrar, Paying Agent or Conversion Agent may make reasonable rules for its functions not inconsistent with the terms of this Indenture.

ARTICLE 14
MISCELLANEOUS

14.1	Notices

(a)           Any notice or other communication to be given by any of the Company or the Trustee shall be in writing and signed by an authorized signatory of the party giving the notice. Any such communication shall be addressed to the relevant party at its address as given below or at such other address as may be notified from time to time in accordance with this Section 14.1 and delivered or sent by telecopy or facsimile to such party. The addresses for communication to the parties shall be:

(i)	If to the Company, to:

Algonquin Power & Utilities Corp.
354 Davis Road, Suite 100
Oakville, Ontario
L6J 2X1

Attention:	Linda Beairsto, General Counsel
Facsimile No.:	(905) 465-4540

with a copy to (which shall not constitute notice):

Blake, Cassels & Graydon LLP
199 Bay Street
Suite 4000, Commerce Court West
Toronto ON M5L 1A9

Attention:	Ken Pearce
Fax No.:	(416) 863-3286

if to the Trustee, to:

CST Trust Company
320 Bay Street, 3rd Floor
Toronto, ON, M5H 4A6

Attention:	Director, Corporate Trust
Facsimile No:	(877) 715-0494

or:

CST Trust Company
2001 Robert-Bourassa Blvd.
16th Floor
Montreal, Quebec
H3A 2A6

Attention:	Director, Corporate Trust
Facsimile No:	(514) 285-8846

Any such notice shall be deemed to have been received at the time of delivery or sending by facsimile provided that any delivery made or facsimile sent on other than a Business Day, or after 4:00 p.m. (local time) on a Business Day, shall be deemed to have been received on the next following Business Day.

(b)           Any notice to be given and any documents (other than Debentures) to be sent to any Holder shall be given or sent if delivered or mailed by first class mail, postage prepaid, or, in the case of notices, sent by electronic communication, in each case addressed to such Holders at their addresses or electronic communication numbers, if any, appearing in the Register and, subject as provided in this Section 14.1, shall be deemed to have been received at the time of delivery or sending or on the third Business Day after mailing. Any delivery made or electronic communication sent on a day other than a Business Day, or after 4:00 p.m. (local time) on a Business Day, shall be deemed to be received on the next following Business Day. During periods of postal strike or disruption, notice to Holders shall, in addition, be given by publication once in the national edition of The Globe and Mail or, if such publication is impracticable, by publication once in any newspaper having general circulation in Canada.

(c)           Whenever payments are to be made or documents are to be sent to any Holder by the Trustee or the Company, or by a Holder to the Trustee or to the Company, then if such payment is made or such document is sent by mail, such payment or document shall be so sent at the risk of the Holder.

14.2	Certificate and Opinion as to Conditions Precedent

(a)           Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company shall furnish to the Trustee at the request of the Trustee:

(i)	an Officers’ Certificate stating that, in the opinion of the signers, all conditions precedent (including any covenants, compliance with which constitutes a condition precedent), if any, provided for in this Indenture relating to the proposed action have been complied with; and

(ii)	an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent (including any covenants, compliance with which constitutes a condition precedent) have been complied with.

(b)           Each Officers’ Certificate and Opinion of Counsel with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(i)	a statement that the person making such certificate or opinion has read such covenant or condition;

(ii)	a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(iii)	a statement that, in the opinion of such person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(iv)	a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with,

provided, however, that with respect to matters of fact, an Opinion of Counsel may rely on an Officers’ Certificate or certificates of public officials.

14.3	Day not a Business Day

In the event that any day on or before which any action required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next day that is a Business Day.

14.4	Governing Law

This Indenture and the Debentures shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein. The Company has submitted to the non-exclusive jurisdiction of any court of the Province of Ontario for purposes of all legal actions and proceedings instituted in connection with the Indenture and the Debentures.

14.5	No Adverse Interpretation of Other Agreements

This Indenture may not be used to interpret another indenture, loan or debt agreement of the Company or a Subsidiary of the Company. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

14.6	No Security Interest Created

Nothing in this Indenture or in the Debentures, express or implied, shall be construed to constitute a security interest under personal property security legislation in any jurisdiction of Canada (including the Civil Code) or similar legislation, now in effect or hereafter enacted and made effective, in any jurisdiction.

14.7	Benefits of Indenture

Nothing in this Indenture or in the Debentures, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any Paying Agent, the Holders of Debentures (and each such person who becomes a Holder of Debentures), the Trustee and to the extent provided in this Indenture, former Holders of Debentures who have become holders of Common Shares, any benefit or any legal or equitable right, remedy or claim under this Indenture.

14.8	Successors

All agreements of the Company in this Indenture and the Debentures shall bind its successor. All agreements of the Trustee in this Indenture shall bind its successor.

14.9	Table of Contents, Headings, etc.

The table of contents and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of and shall in no way modify or restrict any of the terms or provisions of this Indenture.

14.10	Severability

If, in any jurisdiction, any provision of this Indenture or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Indenture and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to the other party or circumstances.

14.11	Assignment and Enurement

The parties hereto acknowledge and agree, and any beneficiaries hereunder are hereby deemed to have acknowledged and agreed that the Trustee may, without the consent of any other party, assign all of its rights and duties under this Indenture, and under any ancillary agreements executed in connection herewith, to such federal trust company as may result from CST Trust Company being continued as a trust company pursuant to the terms of the Trust and Loan Companies Act (Canada). Any such assignment shall be effective without the need for any further notice or advice to, or approval of, the parties hereto and without any further act or formality whatsoever.

14.12	Articles of the Company and General Rights

(a)           Nothing in this Indenture shall override any provision of the Articles of the Company.

(b)           So far as concerns the Holders, nothing in this Indenture shall prejudice any of the Trustee’s or the Company’s rights, remedies and powers under applicable law.

14.13	Waiver

Each of the parties hereto shall have the right to waive any of its rights under this Indenture, and any such right once waived may thereafter, subject to the terms of the waiver, be reasserted by such party at any time and enforced pursuant to the terms of this Indenture.

14.14	Privacy

(a)           The parties acknowledge that the Trustee may, in the course of providing services hereunder and subject to applicable laws, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(i)	to provide the services required under this Indenture and other services that may be requested from time to time;

(ii)	to help the Trustee manage its servicing relationships with such individuals;

(iii)	to meet the Trustee’s legal and regulatory requirements; and

(iv)	if Social Insurance Numbers are collected by the Trustee, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

(b)           Each party acknowledges and agrees that the Trustee may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Indenture for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Trustee shall make available on its website or upon request, including revisions thereto. Some of this personal information may be transferred to service providers in the United States for data processing and/or storage. Further, each party agrees that it shall not provide or cause to be provided to the Trustee any personal information relating to an individual who is not a party to this Indenture unless that party has assured itself that such individual understands and has consented to the aforementioned terms, uses and disclosures.

14.15	Counterparts and Formal Date

This Indenture may be executed in several counterparts, each of which, when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands as of the date and year first above written.
ALGONQUIN POWER & UTILITIES CORP.

By:	(signed) "Ian Robertson"
Ian Robertson
Chief Executive Officer

By:	(signed) "David Bronicheski"
David Bronicheski
Chief Financial Officer

CST TRUST COMPANY

By:	(signed) "Pat Lee"
Pat Lee
Authorized Signatory

By:	(signed) "Christopher Voutsinas"
Christopher Voutsinas
Authorized Signatory

EXHIBIT “A”
FORM OF DEBENTURE

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [insert date that is four months and a day after the distribution date].1

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO ALGONQUIN POWER & UTILITIES CORP. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.2

___________________________
1 This paragraph should be included only if the Debenture is a Restricted Debenture.
2 This paragraph should be included only if the Debenture is a Global Debenture.

ALGONQUIN POWER & UTILITIES CORP.
(Formed under the Canada Business Corporations Act)
5.00% Convertible Unsecured Subordinated Debentures due March 31, 2026

No.	CUSIP/ ISIN:	015857AD7/CA015857AD74

Principal Amount:	$1,000,000,000

Interest Rate Per Annum:	5.00% payable quarterly in arrears

Interest Payment Dates:
the fifteenth (15th) day of March, June, September and December (or the next Business Day if the 15th falls on a weekend or holiday) in each year to and including the Final Instalment Date (as defined below)

Initial Interest Payment Date:	June 15, 2016

Algonquin Power & Utilities Corp., a corporation formed under the Canada Business Corporations Act, promises to pay to [CDS & Co.]3 or registered assigns the principal amount set forth in the attached Schedule 1 on March 31, 2026.

Dated: March 1, 2016

[SIGNATURE PAGE FOLLOWS]

___________________________
3 CDS & Co. to be listed only if the Debenture is a Global Debenture. If the Debenture is a registered or definitive, Restricted Debenture, the name of the registered holder of the Debenture is to be inserted.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

ALGONQUIN POWER & UTILITIES CORP.

by:
Name:
Title:

by:
Name:
Title:

Date:

Trustee’s Certificate of Authentication: This is one of the Debentures referred to in the within mentioned Indenture.

CST TRUST COMPANY, as trustee

By:
Authorized Signing Officer

ALGONQUIN POWER & UTILITIES CORP.
UNSECURED SUBORDINATED CONVERTIBLE DEBENTURES
DUE MARCH 31, 2026

Algonquin Power & Utilities Corp., a corporation formed under the Canada Business Corporations Act (the “Company”) for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture (the “Indenture”) dated as of March 1, 2016 between the Company and CST Trust Company (the “Trustee”), promises to pay to the registered holder of this security (the “Debenture”) on March 31, 2026 (the “Maturity Date”), or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture, the principal amount set forth in the attached Schedule 1, in lawful money of Canada on presentation and surrender of this Debenture at the main branch of the Trustee in Toronto, Ontario in accordance with the terms of the Indenture. Subject as hereinafter provided, the Company further promises to pay interest on the principal amount of this Debenture from the date hereof at the rate of 5.00% per annum to and including the Final Instalment Date, following which date interest on the principal amount of this Debenture will be payable at the rate of 0%. The Company shall pay interest, while payable, quarterly in arrears in equal instalments on the fifteenth (15th) day of March, June, September and December of each year (each an “Interest Payment Date”) until and including the Final Instalment Date (which shall be the final Interest Payment Date for this Debenture), commencing on June 15, 2016 (less any tax required by law to be deducted). Should the Company at any time make default in the payment of any principal or interest, the Company shall pay interest on the amount in default at the same rate, in like money and on the same dates. The first interest payment payable on June 15, 2016 shall be in the amount of $14.5205 per $1,000 principal amount of Debentures. If the Final Instalment Date occurs prior to the first anniversary of the date of this Indenture, the Company shall pay, on the Business Day following the Final Instalment Date, the Make-Whole Payment to Holders of record on the Final Instalment Date who have paid the Final Instalment on or before the Final Instalment Date. No Make-Whole Payment will be payable if the Final Instalment Date occurs on or after the first anniversary of the date of the Indenture. In the event that any day on or before which any action required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next day that is a Business Day.

The Company shall pay interest on this Debenture (except defaulted interest) to the person who is the Holder of this Debenture at the close of business on March 10, June 10, September 10 or December 10 (or on the next Business Day, if such date is not a Business Day), immediately preceding the related Interest Payment Date, or in the case of the Interest Payment Date occurring on the Final Instalment Date, the Final Instalment Date (each, a “Regular Record Date”). The Holder must surrender this Debenture to a Paying Agent to collect payment of principal. The Company will pay all amounts due and payable under this Debenture in the lawful currency of Canada. The Company may pay all amounts due and payable under this Debenture in respect of any Certificated Debenture by cheque or wire payable in such money; provided, however, that a Holder with a Debenture in an aggregate principal amount in excess of $2,000,000 will be paid by wire transfer in immediately available funds at the election or direction of such Holder if such Holder has provided wire transfer instructions to the Trustee at least 10 Business Days prior to the relevant payment date. The Company may mail an interest cheque to the Holder’s registered address. Notwithstanding the foregoing, so long as this Debenture is registered in the name of a Depository or its nominee, all payments hereon shall be made by wire transfer of immediately available funds to the account of the Depository or its nominee.

This Debenture is one of a duly authorized issue of Debentures of the Company designated as its 5.00% Unsecured Subordinated Convertible Debentures due on March 31, 2026 issued under the Indenture. The terms of this Debenture include those stated in the Indenture and those required by or made part of the Indenture by reference to Indenture Legislation. This Debenture is subject to all such terms, and the Holder of this Debenture is referred to the Indenture and said legislation for a statement of them. In the event of any contradiction or inconsistency between the provisions of the Indenture and this Debenture, the provisions of the Indenture shall prevail.

The whole of the principal of this Debenture is convertible, at the option of the holder hereof and provided that the Final Instalment has been paid, upon surrender of this Debenture at the principal offices of the Trustee in the cities of Toronto or Montreal at any time on or after the Final Instalment Date and prior to the close of business on the Business Day immediately preceding the Maturity Date or, if this Debenture is called for redemption on or prior to such date, then up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption of this Debenture, into Common Shares (without adjustment for interest accrued hereon or for dividends or distributions on Common Shares issuable upon conversion) at a conversion price of $10.60 (the “Conversion Price”) per Common Share, being a rate of approximately 94.3396 Common Shares for each $1,000 principal amount of Debentures, all subject to the terms and conditions and in the manner set forth in the Indenture. The Indenture makes provision for adjustment of the Conversion Rate and Conversion Price in the events therein specified, including without limitation, in the event of a stock split by the Company or payment of a dividend in kind. No fractional Common Shares will be issued on any conversion but in lieu thereof, the Company will satisfy such fractional interest by a cash payment equal to the fractional interest multiplied by the Conversion Price; provided, however, the Company shall not be required to make any payment of less than $10.00.

This Debenture may be redeemed after the Final Instalment Date at the option of the Company on the terms and conditions set out in the Indenture at the Redemption Price therein and herein set out and is otherwise not redeemable, except that this Debenture will be redeemed forthwith by the Company at the Redemption Price on the occurrence of any of the following prior to the Final Instalment Date: (a) notification to Holders that the Approval Conditions will not be satisfied; (b) the Acquisition Agreement is terminated in accordance with its terms; or (c) September 11, 2017 if the Final Instalment Notice has not been given on or before September 8, 2017.

The Company may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval and provided no Event of Default has occurred and is continuing, elect to satisfy the obligation to repay all or any portion of the principal amount of this Debenture due on the Maturity Date by the issue of that number of Common Shares obtained by dividing the principal amount of this Debenture to be paid for in Common Shares pursuant to the exercise by the Company of the Common Share repayment right by 95% of the Market Price on the Maturity Date.

The indebtedness evidenced by this Debenture, and by all other Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Company, and (i) will rank equally with one another and with all other unsecured and subordinated indebtedness of the Company except as prescribed by law and (ii) is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (including any indebtedness to trade creditors), whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture or the Debentures may be amended or supplemented with the consent of the Holders of at least 66⅔% in aggregate principal amount of the Debentures then outstanding (which consent may be obtained at a duly called and constituted meeting of Holders or by an instrument in writing), and an existing Default or Event of Default and its consequence or compliance with any provision of the Indenture or the Debentures may be waived in a particular instance with the consent of the Holders of 66⅔% in aggregate principal amount of the Debentures then outstanding. Without the consent of or notice to any Holder, the Company and the Trustee may amend or supplement the Indenture or the Debentures to, among other things, cure any ambiguity, defect or inconsistency or make any other change that does not adversely affect the rights of the Holders in any material respect.

This Debenture shall not be valid until the Trustee or an authenticating agent manually signs the certificate of authentication on this Debenture.

All terms defined in the Indenture and used in this Debenture but not specifically defined herein are defined in the Indenture and are used herein as so defined.

The Indenture and this Debenture shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein. The Company has submitted to the non-exclusive jurisdiction of any court of the Province of Ontario for purposes of all legal actions and proceedings instituted in connection with the Indenture and the Debentures.

The Company will furnish to any Holder, upon written request and without charge, a copy of the Indenture. Requests may be made to: Algonquin Power & Utilities Corp., Suite 100, 354 Davis Road, Oakville, Ontario, L6J 2X1 Attention: Corporate Secretary, Facsimile No: (905) 465- 4540.

SCHEDULE 1

TO THE GLOBAL SECURITY

Initial Principal Amount: $•

The following exchanges, redemptions, purchases or conversions of a part of this Global Debenture have been made:

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Maturity Date	Authorization

SCHEDULE 2

ASSIGNMENT FORM

To assign this Debenture, fill in the form below:

I or we assign and transfer this Debenture to

(Print or type assignee’s name, address and postal code)

and irrevocably appoint the Registrar as agent to transfer this Debenture on the books of the Company in accordance with the Indenture. The Registrar may substitute another to act for him or her in connection with the foregoing appointment.

Your signature:

Date:
(sign exactly as your name appears on this Debenture)

*Signature guaranteed by:

By:

The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Debenture in every particular without alteration or any change whatsoever. The signature(s) on this form must be guaranteed by one of the following methods:

Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”.

Canada: A Signature Guarantee obtained from a major Canadian Schedule I chartered bank. The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of a Medallion Signature Guarantee Program.

Outside North America: For holders located outside North America, present the certificate(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

SCHEDULE 3

CONVERSION NOTICE FORM

To convert this Debenture into Common Shares of the Company, check the box:

☐

If you want the share certificate made out in another person’s name, fill in the form below:

(Print or type assignee’s name, address and postal code)

Your signature:

Date:
(sign exactly as your name appears on this Debenture)

*Signature guaranteed by:

By:

*           The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Debenture in every particular without alteration or any change whatsoever. The signature(s) on this form must be guaranteed by one of the following methods:

Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”.

Canada: A Signature Guarantee obtained from a major Canadian Schedule I chartered bank. The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of a Medallion Signature Guarantee Program.

Outside North America: For holders located outside North America, present the certificate(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.